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                                                            OMB APPROVAL
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     Form CB

                 TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:


Securities Act Rule 801 (Rights Offering)                                   |_|

Securities Act Rule 802 (Exchange Offer)                                    |_|

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)                         |_|

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)                       |X|

Exchange Act Rule 14e-2(d) (Subject Company Response)                       |_|

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)   |_|

                      Grupo Financiero Bital, S.A. de C.V.
--------------------------------------------------------------------------------
                            (Name of Subject Company)

                                 Not applicable
--------------------------------------------------------------------------------
      (Translation of Subject Company's Name into English (if applicable))

                              United Mexican States
--------------------------------------------------------------------------------
        (Jurisdiction of Subject Company's Incorporation or Organization)

                                HSBC Holdings plc
--------------------------------------------------------------------------------
                       (Name of Person(s) Furnishing Form)

                     Series "O" Shares and Series "L" Shares
--------------------------------------------------------------------------------
                     (Title of Class of Subject Securities)

                                 Not applicable
--------------------------------------------------------------------------------
              (CUSIP Number of Class of Securities (if applicable))

   Grupo Financiero Bital, S.A. de C.V., Avenida Paseo de la Reforma No. 156, Colonia Juarez, Mexico, D.F. C.P. 06600. Telephone number: (52-55) 5721-2222
                             (Jaime Ruiz Sacristan)
--------------------------------------------------------------------------------
            (Name, Address (including zip code) and Telephone Number
        (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

                                November 1, 2002
--------------------------------------------------------------------------------
                  (Date Tender Offer/Rights Offering Commenced)


                  PART I - INFORMATION SENT TO SECURITY HOLDERS

 Item 1.  Home Jurisdiction Documents

     (a) An English translation of the offer to purchase, dated November 1, 2002, including the cover page to the offer to purchase (the "Offer to Purchase"), made by HSBC Holdings plc, a company organized and existing under the laws of the United Kingdom ("HSBC"), for all of the outstanding Series "O" Shares and Series "L" Shares of Grupo Financiero Bital, S.A. de C. V., a financial services holding company (sociedad controladora de grupo financiero) organized under the laws of the United Mexican States, is attached hereto as Attachment 1.

     (b)  Not applicable.

 Item 2.  Informational Legends

The Offer to Purchase contains legends appropriate for the Offer.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit           Description
-------           -----------

                  Not applicable.

                    PART III - CONSENT TO SERVICE OF PROCESS

      HSBC has filed a Form F-X with the Commission on the date hereof.

                              PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  By:   /s/ Ralph G. Barber
                                                        -------------------
                                                  Name:  Ralph G. Barber
                                                  Title: Group Company Secretary
                                                  Date:  November 4, 2002

                                                                    Attachment 1

                                [OFFERING COVER]

                                   [HSBC LOGO]

PUBLIC OFFER TO PURCHASE SHARES MADE BY HSBC HOLDINGS PLC ("HSBC") FOR UP TO 735,418,821 SERIES "O" ORDINARY, NOMINATIVE SHARES, WITH A PAR VALUE OF $2.00 PESOS, LAWFUL CURRENCY OF THE UNITED MEXICAN STATES PER SHARE, AND 206,989,672 SERIES "L" LIMITED VOTING, NOMINATIVE SHARES, WITH A PAR VALUE OF $2.00 PESOS, LAWFUL CURRENCY OF THE UNITED MEXICAN STATES PER SHARE, REPRESENTING THE CAPITAL STOCK OF GRUPO FINANCIERO BITAL, S.A. DE C.V. ("GFBital").

                      GRUPO FINANCIERO BITAL, S.A. DE C.V.

                           Amount of the Offer: Up to
                             US$1.14 billion dollars

Period of the Offer: From November 1, 2002 until November 22, 2002.

Extension: No withdrawal rights during the first 20 business days.

Settlement Date: November 27, 2002. The above mentioned dates may change, since HSBC may extend the Expiration Date one or more times until March 31, 2003 pursuant to the provisions of "The Offer--Expiration and Extension." In the event HSBC extends the Expiration Date for more than 20 business days, GFBital's shareholders may withdraw their tenders.

Purchase Price per Share: US$1.20967 (One Dollar Twenty Thousand Nine Hundred and Sixty Seven Hundred Thousandths of a United States Dollar 20967/100000) (the "Purchase Price"). Shareholders wishing to exchange the funds derived from the payment of their shares into Pesos, lawful currency of the United Mexican States, shall perform those actions described under "The Offer--Acceptance of Tenders and Payment." For more information about payment proceedures, see "The Offer--Acceptance of Tenders" and "Special Considerations."

Trading Symbol: "GFBITAL".

Date of Registration in the Stock Market: November 25, 2002.

Number of Shares Representing the Capital Stock: 735,418,821 Series "O" ordinary, nominative shares, with a par value of $2.00 pesos, lawful currency of the United Mexican States per share, and 206,989,672 Series "L" limited voting, nominative shares, with a par value of $2.00 pesos, lawful currency of the United Mexican States per share, comprising the outstanding capital stock as of this date.

Percentage of the Capital Stock Represented by the Offer: Up to 100%. HSBC offers to purchase in cash at the price of the offer, through a public offering, subject to the provisions of Article 15 bis of the Mexican Securities Law (Ley del Mercado de Valores), Rules 11-29 and 11-29 Bis, and the General Regulations Applicable to the Acquisition of Securities that must be Disclosed and to Public Offerings to Purchase Securities, issued by the National Banking and Securities Commission (the "CNBV") and the terms mentioned below, up to 735,418,821 Series "O" ordinary, nominative shares, with a par value of $2.00 pesos, lawful currency of the United Mexican States per share, and up to 206,989,672 Series "L" limited voting, nominative shares, with a par value of $2.00 pesos, lawful currency of the United Mexican States per share, representing up to 100% of the 942,408,493 shares in which the capital stock of GFBital is divided.
The offer is conditioned upon the receipt of tenders representing at least 57% of the Series "O" shares and 52% of the total Series "O" and Series "L" shares, representing the capital stock of GFBital, and that none of the circumstances described under "The Offer--Conditions" be triggered at any time before the Expiration Date (as defined below).

Procedure for the Transaction: To tender GFBital shares in the offer, a GFBital shareholder, subject to the terms and conditions set forth below, must instruct the broker, dealer or bank (the "Indeval Participant") who holds GFBital shares on his behalf, using the instructions letter (the "Instructions Letter") provided with this offer to purchase, to (i) agree to sell his GFBital shares pursuant to this offer and to deliver to Casa de Bolsa Bital, S.A. de C.V., Grupo Financiero Bital (the "Intermediary"), in its capacity as intermediary of the offer, before the Expiration Date, a letter whereby each Indeval Participant will inform the Intermediary how many of the GFBital shares it maintains in deposit on behalf of GFBital's shareholders will participate in the offer (the "Indeval Letter"), which letter has been provided with this offer to purchase,
(ii) transfer his GFBital shares to the account maintained by the Intermediary at S.D. INDEVAL, S.A. DE C.V., Institucion para el Deposito de Valores ("Indeval") identified under No. 3202 (the "Tender Account"), and (iii) instruct that the price be paid to him in US Dollars, in which event such holder of GFBital shares must have an account in Mexico or abroad authorized to receive deposits in such currency; otherwise, the holder may request the price be converted into Pesos. See "The Offer--Acceptance of Tenders and Payment." The Indeval Letter format will be delivered to all Indeval Participants by the Intermediary.

To the extent the brokerage agreement entered into by a GFBital shareholder and his Indeval Participant provides for and allows the Indeval Participant to act discretionarily, it will not be necessary for the GFBital shareholder to deliver the Instructions Letter referred to above, and the Indeval Participant may perform the actions described in subparagraphs (i) and (ii) above within its own discretion.

The Indeval Letter sent by each Indeval Participant must include the total number of GFBital shares to be transferred to the Intermediary on behalf of the holders of GFBital shares, as well as the portion of the total price payable in US Dollars and the portion of the price that must be converted into pesos.

The Indeval Participants that were instructed by a holder of GFBital shares to tender his GFBital shares to the Intermediary in the offer must make the necessary arrangements to transfer such GFBital shares to the Tender Account no later than 15:45 p.m., Mexico City time, on the Expiration Date. The Intermediary will notify all Indeval Participants of the accounts at Indeval that replace the Tender Account in the event of a change. The holders of GFBital shares and their respective Indeval Participants will be responsible for such risks related to the procedures regarding their participation in the offer and neither HSBC, the Intermediary, HSBC Bank Mexico, S.A., Institucion de Banca Multiple (the "Depositary"), J.P. Morgan Casa de Bolsa, S.A. de C.V., J.P. Morgan Grupo Financiero, any of their respective subsidiaries nor related parties will have any liability in connection with such risks.


Indeval Letters and GFBital shares will be received until 15:45 p.m., Mexico City time on November 22, 2002, (the "Expiration Date"), unless extended by HSBC. The Indeval Letters and the GFBital shares transferred to the Tender Account after 15:45 p.m., Mexico City time on the Expiration Date will not participate in the offer and, therefore, will not be acquired by HSBC at such time. The holders of GFBital shares tendering their shares may withdraw their tender before the Expiration Date, solely in the events set forth under "The Offer--Limited Withdrawal Rights." Pursuant to the above paragraphs, the day after the Expiration Date, the Intermediary will register with the Mexican Stock Exchange the shares participating in the offer. The purchase of the shares will be made from the Indeval Participant through which the requests were submitted. Pursuant to the terms of the offer, the delivery or transfer of the shares to the Tender Account shall constitute the unconditional acceptance of the offer by the holder of said shares, except in the events set forth under "The Offer--Limited Withdrawal Rights."



Shareholders who have tendered their shares shall have the right to withdraw their tender in the event a superior or competitive offer containing better conditions is submitted by a third party.

Conditions: HSBC shall have the right to terminate the offer in the event any of the conditions set forth under "The Offer--Conditions" is not met, to the reasonable satisfaction of HSBC.

Payment of the Price: The price of the offer shall be paid in cash on the Settlement Date. For more information, see "The Offer--Acceptance of Tenders and Payment."

Board of Directors' Recommendation: The board of directors of GFBital has recommended that GFBital's shareholders accept the offer and tender their GFBital shares in the same.

Possible Cancellation: Upon completion of the offer, it is the intention of HSBC to request the CNBV to cancel the registration of the shares representing the capital stock of GFBital in the Securities Section of the National Securities Registry, and to the Mexican Stock Exchange, to cancel its listing with the Mexican Stock Exchange. In this case, before the cancellation of such securities registry and the cancellation of the referenced listing, HSBC will place into trust sufficient funds, so those shareholders who did not tender their shares may sell their shares at the same price of the offer, in cash, during a period of 2 years (or the period required by the then in effect applicable provisions of Mexican law) as of the date of the respective cancellation.

Intermediary                           Structuring Agent

[LOGO OF CASA DE BOLSA BITAL]          [LOGO OF CASA DE BOLSA JP MORGAN]

Casa de Bolsa Bital, S.A. de C.V.      J.P. Morgan Casa de Bolsa, S.A. de C.V.
Grupo Financiero Bital                 J.P. Morgan Grupo Financiero

The shares representing the capital stock of GFBital, the subject of this offer, are registered in the Securities Section of the National Securities Registry and trade on the Mexican Stock Exchange. The registration of the shares with the National Securities Registry does not imply any certification as to the investment quality of the shares or the solvency of GFBital.

This public offer to purchase may be found on the Internet at the following address:
www.bmv.com.mx

Mexico City, Mexico, November 1, 2002. CNBV authorization for the public offer to purchase DGA-2085-143335, dated October 31, 2002.

                                   [HSBC LOGO]

                                HSBC HOLDINGS PLC

                                OFFER TO PURCHASE

                            EACH OUTSTANDING SHARE OF

                SERIES "O" STOCK AND SERIES "L" STOCK, PAR VALUE

                        $2.00 MEXICAN PESOS PER SHARE, OF

                      GRUPO FINANCIERO BITAL, S.A. DE C.V.

               FOR US$1.20967 PER SHARE, NET TO THE SELLER IN CASH

  THE OFFER WILL EXPIRE AT 15:45 P.M., MEXICO CITY TIME, ON NOVEMBER 22, 2002,
               UNLESS EXTENDED. WITHDRAWAL RIGHTS WILL BE LIMITED.

                          ____________________________

        The board of directors of GFBital has determined that the offer is fair to, and in the best interests of, GFBital's shareholders and recommends that GFBital's shareholders accept the offer and tender their shares of GFBital Series "O" stock and Series "L" stock, referred to collectively in this offer to purchase as the "GFBital shares," pursuant to the offer.

        Our obligation to purchase tendered GFBital shares is subject to a number of conditions. For a discussion of these conditions, see "The Offer--Conditions" beginning on page III-4. GFBital shares are listed on the Mexican Stock Exchange under the symbol "GFBITAL."

        FOR A DISCUSSION OF SPECIAL CONSIDERATIONS WHICH YOU SHOULD CONSIDER IN EVALUATING THE OFFER, SEE "SPECIAL CONSIDERATIONS" BEGINNING ON PAGE II-1.

        This offer to purchase is dated November 1, 2002.

        REFERENCES TO HSBC

        The offer is being made by HSBC Holdings plc. In this offer to purchase, "HSBC," "we," "us," "our" and other similar references are references to HSBC Holdings plc.

        Copies of this offer to purchase may be obtained from the broker, dealer or bank through which you hold your GFBital shares. To obtain timely delivery of these documents, we suggest that you request them no later than November 8, 2002.


                                                                              Applicable section of
                                                                               Annex K of the draft
                                                                                    Rule dated
                        Table of Contents                            Page       September 18, 2002
GLOSSARY OF TERMS AND DEFINITIONS..................................1...
QUESTIONS AND ANSWERS ABOUT THE OFFER..............................3...
PART ONE--SUMMARY..................................................I-1.
The Companies......................................................I-1.       1 and 2
Terms and Conditions of the Offer..................................I-3.       4 (subparagraphs a-j)
Market Price Information...........................................I-8.       6
Selected Financial Data of HSBC Holdings plc and its Subsidiaries..I-10       2
PART TWO--SPECIAL CONSIDERATIONS...................................II-1
Special Considerations.............................................II-1       13 and 15
PART THREE--THE OFFER..............................................III-1
Background of the Offer............................................III-1      4
Recommendation of the GFBital Board of Directors...................III-1      4
Purpose of the Offer; HSBC's Reasons for the Offer.................III-2      9
Plans for GFBital after the Offer..................................III-2      10
Terms of the Offer.................................................III-3      4
Expiration and Extension...........................................III-4      4 and 14
Conditions.........................................................III-4      7
Procedure for Tendering Shares.....................................III-6      4
Terms and Conditions of Tenders....................................III-7      7 and 4
Limited Withdrawal Rights..........................................III-8      7
Acceptance of Tenders and Payment..................................III-8      4
The Depositary; the Intermediary...................................III-11     5
Material Tax Consequences..........................................III-11     13
Material Mexican Tax Consequences..................................III-11     13
Source and Amount of Funds.........................................III-13     11
PART FOUR--THE TRANSACTION AGREEMENTS..............................IV-1
General............................................................IV-1       8
The Offer..........................................................IV-1       8
Lock-Up Arrangements...............................................IV-1       8
Transaction Agreement..............................................IV-1       8
Escrow Agreement...................................................IV-2       8
Representations and Warranties; Indemnification....................IV-3       8
Agreements Concerning the Operations of GFBital and its
Subsidiaries.......................................................IV-3       8
No Solicitation....................................................IV-3       8
GFBital Board of Directors and Other Organizational Matters........IV-4       8
Banco del Atlantico................................................IV-4       8
Employment Arrangements With GFBital's Officers....................IV-4       8
Conditions to Obligations To Tender Shares.........................IV-5       8
Termination and Termination Fee....................................IV-5       8
PART FIVE--LEGAL INFORMATION.......................................V-1.
Reclassification of GFBital Shares Upon Completion of the Offer....V-1.       13
PART SIX--ADDITIONAL INFORMATION FOR SHAREHOLDERS..................VI-1
Where You Can Find More Information About HSBC.....................VI-1       2
Currency Presentation and Exchange Rates...........................VI-1       4
PART SEVEN--MATERIAL REGULATORY MATTERS............................VII-1
Mexican Regulatory Approvals.......................................VII-1      7
PART EIGHT--HSBC HOLDINGS PLC......................................VIII-1     2
Description of HSBC's Business.....................................VIII-1     2.a)
Structure..........................................................VIII-2     2.b)
Principal Clients..................................................VIII-3     2.d)
Legal Proceedings..................................................VIII-3     2.i)
Patents, Licenses and Trademarks...................................VIII-3     2.c)
Financial Information..............................................VIII-3     2.e)
Management.........................................................VIII-3     2
Board of Directors.................................................VIII-3     2.f)
Management.........................................................VIII-3     2.g)
Shareholders.......................................................VIII-4     2.h)
Related Agreements and Share Ownership.............................VIII-4     3 and 12



* Note: HSBC has decided to voluntarily follow the provisions of the draft circular of the CNBV called general provisions applicable to companies and issuing entities that request registration or that have securities registered with the National Registry of Securities, to the persons who plan to acquire or sell through a public offer securities registered with this Registry, as well as stock exchanges, brokers and other persons in their relationship with such issuers and entities, dated September 18, 2002, so we present an index correlating to the rules of this circular.

                        GLOSSARY OF TERMS AND DEFINITIONS

      Terms                                        Definitions

Almacenadora

                                      Almacenadora Bital, S.A., Organizacion
                                      Auxiliar del Credito, Grupo Financiero
                                      Bital.

Bital Banco Internacional, S.A., Institucion de Banca Multiple, Grupo Financiero Bital.

Mexican Stock Exchange                Bolsa Mexicana de Valores, S.A. de C.V.

Indeval Letter                        The instructions letter that each Indeval
                                      Participant must deliver to the
                                      Intermediary.

Instructions Letter                   The instructions letter that GFBital's
                                      shareholders must deliver to their
                                      respective Indeval Participant.

Casa de Bolsa Bital                   Casa de Bolsa Bital, S.A. de C.V., Grupo
                                      Financiero Bital.

CNBV                                  Mexican National Banking and Securities
                                      Commission.


                                      Agreement dated August 20, 2002, entered
                                      into by HSBC, HSBC Bank USA and Bital as
Escrow Agreement                      trustee under the family trust controlled
                                      by the beneficiaries of the family trust, who in the aggregate own approximately 52% of the GFBital shares and 57% of the Series "O" shares of GFBital.

                                      Agreement dated August 20, 2002, entered
                                      into by HSBC, GFBital, Bital, the family
                                      trust controlled by the beneficiaries of
Transaction Agreement                 the family trust, who in the aggregate own
                                      approximately 52% of the GFBital shares
                                      and 57% of the Series "O" shares of
                                      GFBital, and the beneficiaries of the
                                      family trust.


CSFB                                  Credit Suisse First Boston Corporation.

Tender Account                        Indeval's Account No. 3202 of the
                                      Intermediary.

Depositary                            HSBC Bank Mexico, S.A.

Business Day or business day          Any calendar day in which the Mexican
                                      Stock Exchange is open to perform
                                      securities transactions.

US Dollars or dollars                 Lawful currency of the United States of
                                      America.

Material Adverse Effect               Shall have the meaning given to such term
                                      under Part Three, "The Offer-Conditions."

Settlement Date                       Means November 27, 2002.

Expiration Date                       Means 15:45 P.M., Mexico City time on
                                      November 22, 2002, unless HSBC notifies
                                      GFBital shareholders and the Depositary of the extension of the offering period. In such event, the term "Expiration Date" shall mean the latest time and date on which the offer as so extended will expire. HSBC will notify of any such extension through a press release and through the information electronic system named Emisnet of the Mexican Stock
                                      Exchange. See Part Three "The
                                      Offer-Expiration and Extension."

Fianzas Mexico                        Fianzas Mexico Bital, S.A., Grupo
                                      Financiero Bital.

Family Trust                          The family trust through which certain
                                      shareholders exercise control over GFBital and that holds approximately 52% of the GFBital shares and 57% of the Series "O" shares of GFBital.

GFBital                               Grupo Financiero Bital, S.A. de C.V.

HSBC                                  HSBC Holdings plc.

Indeval                               S.D. Indeval, S.A. de C.V., Institucion
                                      para el Deposito de Valores.

Intermediary                          Casa de Bolsa Bital, S.A. de C.V., Grupo
                                      Financiero Bital.

Mexico                                United Mexican States.

Operadora de Fondos Bital             Operadora de Fondos Bital, S.A. de C.V.,
                                      Sociedad Operadora de Sociedades de
                                      Inversion, Grupo Financiero Bital.

Indeval Participant(s)                Any broker or credit institution
                                      authorized to act as securities depositor at Indeval.

Pesos or pesos                        Lawful currency of Mexico.

National Securities Registry          National Securities Registry of the CNBV.

Seguros Bital                         Seguros Bital, S.A. de C.V., Grupo
                                      Financiero Bital.

                      QUESTIONS AND ANSWERS ABOUT THE OFFER

Q1:     How do I participate in the offer?

A: To tender your GFBital shares, you must have the broker, dealer or bank that holds your GFBital shares through Indeval tender the GFBital shares using the procedures described in Part Three under "The Offer--Procedure for Tendering Shares."

        To sell their GFBital shares in the offer, each holder of GFBital shares shall, subject to the terms and conditions mentioned below, instruct the Indeval Participant holding in deposit such GFBital shares, using the Instructions Letter included in the Letter to Clients provided with this offer to purchase, to (i) agree to sell their GFBital shares pursuant to this offer and to deliver to the Intermediary, before the Termination Date, a letter whereby each Indeval Participant shall inform the Intermediary how many of the GFBital shares it maintains in deposit on behalf of GFBital's shareholders will participate in the offer, using the Indeval Letter provided with this offer to purchase, (ii) transfer their GFBital shares to the Tender Account of the Intermediary at Indeval, and (iii) instruct that the price be paid to such holder in US Dollars, in which event such holder of GFBital shares must have an account in Mexico or abroad authorized to receive deposits in such currency; otherwise, the holder may request the price be converted into Pesos. See Part Three, "The Offer--Acceptance of Tenders and Payment." A form of the Indeval Letter will be delivered to all Indeval Participants by the Intermediary.

        The Indeval Letter sent by each Indeval Participant must include the total number of GFBital shares transferred to the Intermediary on account of the holders of GFBital shares, as well as the portion of the total price payable in US Dollars and the portion of the price to be converted into Pesos.

Q2: If my GFBital shares are accepted in the offer, how much will I receive as payment?

A: Following the expiration of the offer, if your GFBital shares are accepted for payment, you will receive $1.20967 per GFBital share.

Q3:     Will all the GFBital shares that I tender be accepted?

A: If the offer is not terminated for failure to meet one of the required conditions, which are described in Part Three under "The
        Offer--Conditions," we will accept all GFBital shares that are validly tendered and not withdrawn.

Q4: What are the consequences if I choose not to participate in the offer or if I forget, or my broker forgets, to tender my GFBital shares before the expiration of the offer?

A: You must tender your GFBital shares, in the manner described in this offer to purchase, during the period commencing on November 1, 2002 and ending on the Expiration Date, which is at 15:45 p.m., Mexico City time on November 22, 2002, in order to participate in the offer, unless the offer is extended. See "The Offer--Expiration and Extension" in Part Three. If you do not so tender your GFBital shares, you will retain ownership of your GFBital shares.

        After the completion of the offer, the liquidity and market value of your GFBital shares may be seriously diminished. We intend to cancel registration of the GFBital shares at the National Securities Registry and at the Mexican Stock Exchange after the completion of the offer. This cancellation of registration will significantly reduce the publicly available information concerning GFBital and could have a significant negative effect on the selling price of GFBital shares. If, after we complete this offer and prior to the cancellation of registration, we are unable to acquire 100% of the GFBital shares, we currently intend to establish a trust whose purpose will be the purchase of any and all outstanding GFBital shares at the same price per share as we are offering in this offer to purchase.

        In addition, upon completion of the offer, GFBital will become a subsidiary of HSBC. We intend to increase the capital of GFBital following completion of the offer in order to meet capitalization requirements established under applicable Mexican banking regulations. GFBital will offer non-tendering shareholders the right to subscribe and pay for additional shares pursuant to such capital increases in order to maintain their pro rata interests in GFBital, but if they fail to exercise this right, their GFBital holdings will be diluted.

        See "Special Considerations" in Part Two and "The Offer--Plans for GFBital after the Offer" in Part Three for further information relevant to non-tendering shareholders.

Q5: Can I change my mind and decide not to participate in the offer after I tender my GFBital shares?

A: No, all tenders of GFBital shares in the offer are irrevocable except in the cases listed below: if we terminate the offer, extend the offer by more than 20 business days, impose conditions to the offer in addition to those described in this offer to purchase, make any change to the terms and conditions of the offer, or if a superior offer or a competitive offer under better conditions is made by a third party, shareholders will have rights to withdraw their acceptance and their GFBital shares from the offer. See "Limited Withdrawal Rights" in Part Three. HSBC may terminate the offer in the circumstances described in Part Three, "The Offer--Conditions."

Q6: Is there any difference in the purchase prices for the different series of GFBital shares?

A: No. We are offering the same per share consideration for Series "L" and Series "O" shares.

Q7: Are there any conditions to the obligation of HSBC to complete the offer?

A: Yes. The offer is subject to a number of conditions described under "The Offer--Conditions" in Part Three.

Q8:     When will I know the outcome of the offer?

A: We will issue a press release announcing the results of the offer within two business days after the Expiration Date.

Q9:     If my GFBital shares are purchased, when will I receive my cash?

A: The purchase price (paid in U.S. dollars) will be delivered to you on the Settlement Date, as described in the answer to the next question.

Q10: What do I have to do if I want to receive Mexican pesos instead of U.S. dollars in the offer?

A: We will deliver to the Depositary the aggregate consideration in the offer in U.S. dollars. Unless the Indeval Participant that holds your GFBital shares instructs the Depositary otherwise, the Depositary will pay over to that Indeval Participant on the Settlement Date, your pro rata share of the aggregate consideration received by the Depositary in U.S. dollars. If you want to receive the purchase price in Mexican pesos instead of U.S. dollars, you should request that the Indeval Participant that holds your GFBital shares instruct the Depositary to have a financial institution convert the dollars allocable to you into pesos by checking the appropriate box in the Letter to Clients provided with this offer to purchase and by following the procedures set forth under "The Offer--Acceptance of Tenders and Payment" in Part Three. In such event, you will receive the corresponding amount of pesos no later than the fifth business day after the Settlement Date.

        Please note that holders who instruct the Depositary to exchange U.S. dollars for Mexican pesos will bear the risk of changes in dollar-peso exchange rates during the period in which the financial institution retained by the Depositary effects the exchange of dollars into pesos, and that exchange rates could change materially during this period.

Q11:    Who can help answer my questions?

A: If you have any questions about the offer or if you need additional copies of this offer to purchase or the materials enclosed with this offer to purchase, you should contact Sr. Pablo Ibarra Rodriguez, J.P. Morgan Casa de Bolsa, S.A. de C.V., Paseo de las Palmas 405--piso 16, 11000 Mexico, D.F. (phone number 5379-6465).

                                PART ONE--SUMMARY

        The following summary highlights selected information from this offer to purchase and may not contain all of the information that may be important to you. To understand the offer more fully, you should read this offer to purchase carefully and in its entirety.

The Companies

HSBC Holdings plc
8 Canada Square
London, E14 5HQ
United Kingdom
(44) 020 7991 8888

        HSBC Holdings plc is a diversified banking and financial services holding company. Through an international network linked by advanced technology, including a rapidly growing e-commerce capability, HSBC provides a comprehensive range of financial services including personal financial services, commercial banking, corporate and investment banking, private banking and other activities. HSBC, which was incorporated in 1959 under the laws of England, is a public limited company with perpetual duration.

Grupo Financiero Bital, S.A. de C.V.
Avenida Paseo de la Reforma, No. 156
Colonia Juarez
Mexico, D.F.  06600
(52-55) 5721 2222

        GFBital is the fifth largest financial group holding company in Mexico. The GFBital group was established in 1984 by a group of Mexican investors, following a series of changes in Mexican law which provided for the privatization of Mexican banks and the formation of financial groups. GFBital's direct subsidiaries are Bital, Casa de Bolsa Bital, Almacenadora, Fianzas Mexico, Seguros Bital and Operadora de Fondos Bital.

        The GFBital group pursues a universal banking strategy to provide a broad range of financial services to businesses and individuals in Mexico through Bital and other subsidiaries and affiliates.

        Mexican law requires financial groups to be structured within a holding company that is secondarily liable for the obligations of its financial subsidiaries. Pursuant to this law, GFBital, Bital, Casa de Bolsa Bital, Almacenadora, Fianzas Mexico, Seguros Bital and Operadora de Fondos Bital have entered into an agreement, which provides that GFBital is secondarily liable for the obligations of all of its subsidiaries, including under any debt securities they may issue, as well as some other obligations.

Bital

        Bital is a substantial participant in commercial and retail banking and money market activities in Mexico, operating through an extensive network of approximately 1,353 branches and offices in Mexico.

Casa de Bolsa Bital

        Casa de Bolsa Bital acts as a broker of the general investing public in the securities markets, advising its clients in the selection, purchase and sale of securities in the money and capital markets.



Almacenadora

        Almacenadora is considered a second level deposit warehouse and has presences in Mexico City and Guadalajara.

Fianzas Mexico

        Fianzas Mexico mainly renders bonding services, through the sale of administrative bonds guaranteeing the advances, fulfillment and quality specified in construction agreements, as well as the timely supply and the quality of any good or service.

Seguros Bital

        Seguros Bital is the result of a partnership between GFBital (51%) and ING Group (49%) entered into in 1998. Seguros Bital mainly distributes car, personal injury and life insurance, through Bital's branch network, ATMs, the internet and directly to the companies acquiring such insurance. Moreover, Seguros Bital is in charge of the operation of Pensiones Bital, which sells pensions to individuals affiliated with the Mexican Institute of Social Security and their families.

Operadora de Fondos Bital

        Its principal function is the management of institutional portfolios, optimizing the risk-return ratio of such portfolios, within the current investment regimes.


Terms and Conditions of the Offer

The Offer.........................    Pursuant to the Transaction Agreement, we
                                      are making, upon the terms and subject to the conditions set forth in this offer to purchase, an offer to purchase all of the outstanding GFBital Series "O" shares and Series "L" shares for an aggregate of US$1.14 billion in cash, or, based on the fully diluted number of GFBital shares on the date of this offer to purchase, US$1.20967, for each GFBital share that is validly tendered and not withdrawn as of the Expiration Date. For a more detailed description of the terms of the offer, see
                                      "The Offer--Terms of the Offer" in Part
                                      Three.

Market Information................    Issuer     Price        P/BV        P/E
                                      GFBital    12.3704    1.4170 x   34.8782 x

                                      Notes:

                                      o         The price of the GFBital share
                                                used to calculate the multiples
                                                was obtained by dividing the
                                                total consideration of HSBC's
                                                offer (US$1.14 billion) by one
                                                hundred percent of the GFBital
                                                shares (942,408,493 shares
                                                outstanding on October 8, 2002)
                                                converted into pesos at an
                                                exchange rate of PS$10.2263=US$1
                                                in effect on October 31, 2002.

                                      o         Multiples based on the financial
                                                results of GFBital as of
                                                September 30, 2002. The earnings
                                                value in the P/E multiple
                                                comprises the last twelve months
                                                as of September 30, 2002.

                                      o         The book value discounts the
                                                minority interest of
                                                subsidiaries and the minority
                                                interest of capital bonds.


                                                  Other Market Multiples
                                      Issuer      Price     P/BV          P/E
                                      Bancomer    7.95    1.5023 x    11.8193 x
                                      Banorte    22.24    1.0881 x     6.0569 x
                                      Inbursa     8.70    0.9469 x     7.8117 x

                                      Source: Calculations by JP Morgan Casa de
                                      Bolsa, S.A. de C.V. are based on the
                                      public information of issuers.

                                      Notes:

                                      o         Calculation of the multiples are
                                                based on the price of the shares
                                                as of October 30, 2002 and on
                                                the financial results as of
                                                September 30, 2002. The earnings
                                                value in the P/E multiple
                                                comprises the last twelve months
                                                as of September 30, 2002.

                                      o         As reference, the price of the
                                                Series B shares of Bancomer,
                                                Series O shares of Banorte and
                                                Series O shares of Inbursa were
                                                used.

                                      o         The book value discounts the
                                                minority interest of
                                                subsidiaries and the minority
                                                interest of capital bonds.

Offering Period...................
                                                The offer will commence on
                                                November 1, 2002 and will expire
                                                on the Expiration Date, which is
                                                15:45 p.m., Mexico City time, on
                                                November 22, 2002, unless
                                                extended.

Limited Withdrawal Rights.........    All tenders will be irrevocable unless we
                                      terminate the offer, extend the Expiration
                                      Date of the offer by more than 20 business days, impose any conditions to the offer in addition to those set forth in this offer to purchase, make any change to the terms and conditions of the offer, or unless shareholders decide to withdraw their shares from the offer in connection with a third party "superior offer" or a competitive offer under better conditions
                                      (within the meaning of applicable Mexican tender offer regulations and tax laws).
                                      See "The Offer--Limited Withdrawal Rights" in Part Three. HSBC may terminate the offer in the conditions described in Part
                                      Three, "The Offer--Conditions."


Reasons for the Offer...........      See "The Offer--Purpose of the Offer;
                                      HSBC's Reasons for the Offer" in Part
                                      Three.

Conditions to
Completion of the Offer........       Our obligation to complete the acquisition
                                      of the GFBital shares is subject to a
                                      number of conditions, including the
                                      following:

                                      o         that, as of the Expiration Date,
                                                there be validly tendered and
                                                not withdrawn at least 57% of
                                                the Series "O" shares and 52% of
                                                the aggregate Series "O" shares
                                                and Series "L" shares of
                                                GFBital, in each case calculated
                                                on a fully-diluted basis (as of
                                                the date of this offer to
                                                purchase, we have commitments
                                                from GFBital's shareholders to
                                                tender into the offer
                                                approximately such percentages
                                                of GFBital shares);

                                      o         the Transaction Agreement has
                                                not been terminated in
                                                accordance with its terms;

                                      o         the absence of any legal or
                                                regulatory prohibition on the
                                                completion of the offer;

                                      o         the receipt of all material
                                                required approvals;

                                      o         the absence of a "Material
                                                Adverse Effect" on GFBital as
                                                defined under "The
                                                Offer--Conditions" in Part
                                                Three;

                                      o         that GFBital, Bital, the Family
                                                Trust and the Family Trust
                                                beneficiaries have performed in
                                                all material respects their
                                                obligations under the
                                                Transaction Agreement and the
                                                Escrow Agreement; and

                                      o         that the convertible debentures
                                                of GFBital have been converted
                                                in full (the convertible
                                                debentures of GFBital have been
                                                converted in full, and therefore
                                                this condition has been
                                                fulfilled).

                                      Subject to certain exceptions, we have the right to waive any of these conditions. For more information, see "The Offer--Conditions" in Part Three.

Status of Required Approvals....      The completion of the offer is conditioned
                                      on the receipt of a number of Mexican
                                      antitrust, banking and other regulatory
                                      approvals. As of the date of this offer to purchase, all material applications and notices required in connection with the offer have been filed and certain required approvals, including those required by banking laws and regulations, have been received. We cannot assure you that all required approvals will be obtained or that the failure to obtain any of these approvals or the conditions that could be imposed in connection with obtaining these approvals will not adversely affect HSBC or GFBital. For a more detailed discussion of the required approvals, see "Regulatory
                                      Matters" in Part Seven.

Procedures for Tendering........      To tender your GFBital shares in the
                                      offer, you must instruct your broker,
                                      dealer or bank to tender your GFBital
                                      shares prior to the Expiration Date in the manner described under "The
                                      Offer--Procedure for Tendering Shares" in
                                      Part Three. The Letter to Clients provided with this offer to purchase includes a form for you to use to instruct your broker, dealer or bank to tender your GFBital shares in the offer.

                                      To the extent the brokerage agreement you have entered into with your broker, dealer or bank provides for and allows it to act discretionarily, your broker, dealer or bank may decide to participate in the offer without specific instructions.

Delivery of Cash................      If the offer is completed and all
                                      conditions are satisfied or waived, we
                                      will cause the offer consideration to be paid on the Settlement Date.

                                      The offer cash consideration will be paid in U.S. dollars. If you would like your pro rata share of the price to be converted into Mexican pesos, you may so decide and in such event, you should follow the procedures described in "The Offer--Acceptance of Tenders and Payment" in Part Three.

                                      Under no circumstances will we pay
                                      interest on any amounts payable,
                                      regardless of any delay in making payment.

Extension, Termination
and Amendment...................      We reserve the right, at any time or from
                                      time to time, to extend or terminate the offer or to amend the offer in any respect, with certain exceptions, in accordance with applicable law and the provisions of this offer to purchase and the Transaction Agreement. See "The
                                      Offer--Terms of the Offer" in Part Three.
                                      If we terminate the offer and GFBital
                                      shares are not accepted for purchase, the tendered GFBital shares will be returned to the tendering shareholder by book-entry transfer to the Indeval Participant who delivered such shares.

                                      If the conditions described under "The
                                      Offer--Conditions" are not met on or
                                      before expiration of the initial offer
                                      period, referred to in this offer to
                                      purchase as the "scheduled expiration
                                      date," we may elect to extend the offer at our option for an additional period of time solely for the purpose of enabling the conditions to be satisfied. In addition, GFBital can require that we extend the offer solely for this purpose for up to an additional 15 business days.

Tax Consequences................      Mexican Tax Consequences. Pursuant to
                                      applicable tax provisions, Mexican
                                      resident individuals and all foreign
                                      persons will be exempt from the income tax derived from the sale of their GFBital shares carried out through the Mexican
                                      Stock Exchange as a result of this offer, unless they were shareholders of GFBital at the time GFBital shares were registered with the National Securities Registry, and the conditions required to benefit from such exemption described under "--Material
                                      Tax Consequences" in Part Three are not
                                      fulfilled, in which event, the
                                      Intermediary shall withhold as income tax, 5% of the price paid to them (it is important to mention that those under this scenario should consult their tax advisors to analyze the tax consequences applicable to the sale of their GFBital shares in case they do not fulfill said requirements).

                                      Mexican resident entities and foreign
                                      persons with a permanent establishment in Mexico shall accumulate to their other revenue, the profit realized from the sale of their GFBital shares in order to determine their taxable income with the income tax. In addition, Mexican resident individuals and entities may realize a profit or loss as a result of the conversion into pesos of the price in US Dollars received for their GFBital shares, which shall be accumulated to their other revenue or deductible in some cases, respectively.

                                      General. For more information about the
                                      Mexican tax consequences of the offer, see
                                      "The Offer--Material Tax Consequences" in
                                      Part Three. The above described tax
                                      treatment may not apply to certain
                                      shareholders. You are strongly urged to
                                      consult your own tax advisor for a full
                                      understanding of the offer's tax
                                      consequences to you. HSBC and GFBital
                                      assume no responsibility for any tax
                                      effects or liabilities with respect to
                                      GFBital shareholders.


Market Price Information

        The following table presents the high and low sales prices for GFBital shares on the Mexican Stock Exchange for each quarter during the past two years. On August 19, 2002, the last full trading day prior to the public announcement of the offer, the closing price for GFBital shares reported on the Mexican Stock Exchange was $9.80 per share of Series "O" stock and $8.30 per share of Series "L" stock. On October 31, 2002, the most recent practicable trading day for which information was available prior to the beginning of this offer to purchase, the closing price was $11.70 Mexican pesos per share of Series "O stock and $11.61 Mexican pesos per share of Series "L" stock.

                            Market Price Information

                                   "L" Series
-------------------- ----------- ----------- --------- ---------- ----------- ----------- ----------
 2000 Fiscal year    Maximum      Minimum    Closing    Volume    Maximum      Minimum     Closing
(ended on December     Pesos                                       Dollars
     31, 2000)
-------------------- ----------- ----------- --------- ---------- ----------- ----------- ----------
   First Quarter        9.50        4.50       9.50      3,425       1.03        0.47       1.03
-------------------- ----------- ----------- --------- ---------- ----------- ----------- ----------
  Second Quarter        9.88        6.98       6.98       655        1.06        0.71       0.71
-------------------- ----------- ----------- --------- ---------- ----------- ----------- ----------
   Third Quarter        6.98        6.00       6.00       38         0.75        0.64       0.64
-------------------- ----------- ----------- --------- ---------- ----------- ----------- ----------
  Fourth Quarter        5.96        5.30       5.30       56         0.62        0.56       0.55
-------------------- ----------- ----------- --------- ---------- ----------- ----------- ----------

-------------------- ----------- ----------- --------- ---------- ----------- ----------- ----------
 2001 Fiscal year
(ended on December
     31, 2001)
-------------------- ----------- ----------- --------- ---------- ----------- ----------- ----------
   First Quarter        5.30        4.55       5.00      4,111       0.56        0.47       0.53
-------------------- ----------- ----------- --------- ---------- ----------- ----------- ----------
  Second Quarter        5.00        4.20       4.30       236        0.56        0.46       0.48
-------------------- ----------- ----------- --------- ---------- ----------- ----------- ----------
   Third Quarter        7.25        4.30       6.29      1,972       0.79        0.47       0.66
-------------------- ----------- ----------- --------- ---------- ----------- ----------- ----------
  Fourth Quarter        6.50        5.90       6.14      2,342       0.70        0.65       0.67
-------------------- ----------- ----------- --------- ---------- ----------- ----------- ----------

-------------------- ----------- ----------- --------- ---------- ----------- ----------- ----------
 2002 Fiscal year
  (to be ended on
December 31, 2002)
-------------------- ----------- ----------- --------- ---------- ----------- ----------- ----------
   First Quarter        7.90        5.50       6.80      3,702       0.87        0.60       0.75
-------------------- ----------- ----------- --------- ---------- ----------- ----------- ----------
  Second Quarter        7.10        6.29       6.65      3,934       0.79        0.65       0.67
-------------------- ----------- ----------- --------- ---------- ----------- ----------- ----------
   Third Quarter       10.95        6.40      10.92      9,449       1.07        0.65       1.07
-------------------- ----------- ----------- --------- ---------- ----------- ----------- ----------

                                   "O" Series
-------------------- ----------- ----------- --------- ---------- ----------- ----------- ----------
 2000 Fiscal year    Maximum      Minimum    Closing    Volume    Maximum      Minimum     Closing
(ended on December     Pesos                                       Dollars
     31, 2000)
-------------------- ----------- ----------- --------- ---------- ----------- ----------- ----------
   First Quarter       12.00        5.80      12.00      4,616       1.30        0.61       1.30
-------------------- ----------- ----------- --------- ---------- ----------- ----------- ----------
  Second Quarter       12.00        7.80       8.80      1,659       1.30        0.82       0.89
-------------------- ----------- ----------- --------- ---------- ----------- ----------- ----------
   Third Quarter        9.70        8.00       8.00       139        1.02        0.85       0.85
-------------------- ----------- ----------- --------- ---------- ----------- ----------- ----------
  Fourth Quarter        8.00        6.80       6.80       89         0.85        0.71       0.70
-------------------- ----------- ----------- --------- ---------- ----------- ----------- ----------

-------------------- ----------- ----------- --------- ---------- ----------- ----------- ----------
 2001 Fiscal year
(ended on December
     31, 2001)
-------------------- ----------- ----------- --------- ---------- ----------- ----------- ----------
   First Quarter        7.90        6.80       7.90      7,020       0.83        0.74       0.83
-------------------- ----------- ----------- --------- ---------- ----------- ----------- ----------
  Second Quarter        7.70        6.30       7.50       536        0.82        0.70       0.83
-------------------- ----------- ----------- --------- ---------- ----------- ----------- ----------
   Third Quarter        9.12        8.00       8.00      1,280       0.97        0.84       0.84
-------------------- ----------- ----------- --------- ---------- ----------- ----------- ----------
  Fourth Quarter        7.80        7.45       7.45       412        0.85        0.80       0.81
-------------------- ----------- ----------- --------- ---------- ----------- ----------- ----------

-------------------- ----------- ----------- --------- ---------- ----------- ----------- ----------
 2002 Fiscal year
  (to be ended on
December 31, 2002)
-------------------- ----------- ----------- --------- ---------- ----------- ----------- ----------
   First Quarter        8.80        7.20       8.75      1,479       0.97        0.79       0.97
-------------------- ----------- ----------- --------- ---------- ----------- ----------- ----------
  Second Quarter        9.50        8.80       9.00      3,671       1.00        0.98       0.90
-------------------- ----------- ----------- --------- ---------- ----------- ----------- ----------
   Third Quarter       11.00        7.80      11.00      6,937       1.11        0.80       1.08
-------------------- ----------- ----------- --------- ---------- ----------- ----------- ----------


        a) Series "L" shares trade in Pesos on the Mexican Stock Exchange; are of restricted vote and have no representation at the board of directors.

        b) The prices in pesos have been converted into US Dollars solely for informational purposes, using the exchange rate published by the Central Bank of Mexico on the corresponding dates.

        c) Series "O" shares trade in Pesos on the Mexican Stock Exchange. On September 12, 2001, exchanges of one "B" share for one "O" share, and of one "A" share for one "O" share were made, and both "A" and "B" shares were deregistered. Thus, from the first quarter of 2000 to the second quarter of 2001, the price of the Series "B" shares was used as reference, and, as of the third quarter of 2001, the price of the Series "O" shares.

        d) Total share volume during the period, values expressed in thousands.

        We urge you to obtain current market information regarding GFBital shares. We cannot assure you that the market prices for these securities or the dollar-to-peso exchange rate will not be significantly different in the future, including on the Settlement Date for the offer. Any such change could affect the premium that shareholders will realize in the offer.

Selected Financial Data of HSBC Holdings plc and its Subsidiaries

        The financial information of HSBC set forth below in respect of the years 1999 to 2001 has been selected from the audited Consolidated Financial Statements in the news releases of HSBC for those years. Where certain items are not shown in these audited Consolidated Financial Statements, it is because they have been specifically prepared for this offer to purchase. The selected financial information of HSBC should be read in conjunction with, and is qualified in its entirety by reference to, such audited Consolidated Financial Statements, audited by KPMG Audit Plc, independent auditors of HSBC, which have been prepared in conformity with accounting principles generally accepted in the United Kingdom.

        The financial information of HSBC set forth below has not been restated to reflect the adoption of U.K. Financial Reporting Standard 19 "Deferred Tax," which will be adopted for the fiscal year ending December 31, 2002.

                             Selected Financial Data

                                  6 months            Fiscal years ended on December 31,
                                June 30, 2002        2001            2000             1999
                                         (Data in millions of British Pounds; except
                                                 for dividends per share ((pound)))

Total revenues                      13,679          32,264           32,073          23,617
Total revenues, discounted
by interest expense                  9,080          17,992           16,218          12,979
Income from continuing               2,273           3,757            4,374           3,342
operations
Income from discontinued                 0               0                0               0
operations
Cumulative effect of                     0               0                0               0
accounting change
Net income                           2,273           3,757            4,378           3,342
Basic earnings per share              0.24            0.41             0.50            0.40
Diluted earnings per share            0.24            0.40             0.50            0.40
Cash dividends per ordinary
share                                 0.13            0.33             0.29            0.21
Total assets                       488,103         480,155          451,456         352,297
Total deposits (deposits by
banks and clients)                 348,081         347,506          326,372         246,409
Long-term debt (subordinated
liabilities)                        10,278          10,680           10,869           9,547
Total Net worth
(shareholders' fund)                33,470          31,726           30,532          20,680




                        PART TWO--SPECIAL CONSIDERATIONS

Special Considerations

        The offer involves risk. You should consider carefully the risks described below before you decide whether or not to tender your shares in the offer.

The Completion of the Offer May Reduce the Liquidity and Market Value of the GFBital Shares that Are Not Tendered in the Offer and May Result, Due to the Actions HSBC Intends to Adopt or Due to Applicable Laws, in the Cancellation of their Registration on the National Securities Registry and at the Mexican Stock Exchange. Non-Tendering Shareholders May Also Be Diluted in HSBC's Capitalization of GFBital following the Offer unless such Shareholders Fully Subscribe for their Pro Rata Share.

        The acceptance of GFBital shares in the offer may substantially reduce the number of holders of GFBital shares and the number of those shares that might otherwise trade publicly, and may therefore substantially reduce the liquidity and market value of the remaining shares. Upon the completion of the offer, GFBital will become a subsidiary of HSBC. HSBC's majority ownership of GFBital will likely significantly affect the price, if any, that we or a third party may be willing to pay for any shares not purchased in the offer, reducing the market value of such shares. In addition, after the completion of the offer we intend to cancel the registration of GFBital shares on the National Securities Registry and at the Mexican Stock Exchange. Canceling this registration would likely significantly reduce the publicly available information concerning GFBital and could have a significant negative effect on the price of the shares. If, after we complete this offer but prior to the cancellation of the registration of the GFBital shares, we are unable to acquire 100% of the GFBital shares, we intend to contribute to a trust that will remain open for two years all the necessary resources for the exclusive purpose of purchasing, at the same price of this offer, the shares of those shareholders that did not tender their shares in this offer. In addition, in certain circumstances following the offer, the CNBV may cancel the registration of GFBital shares on the National Securities Registry and at the Mexican Stock Exchange. In the event HSBC acquires 85% or more GFBital shares pursuant to the offer, the GFBital shares may no longer fulfill the requirements to maintain such registration and such registration may be cancelled even without GFBital's action.

        In addition, if and to the extent that HSBC capitalizes GFBital following completion of the offer through an issue of shares in order to meet capitalization requirements established under applicable Mexican banking regulations, non-tendering GFBital shareholders will have the right to subscribe and pay their pro rata share of such capital increases. However, the interests of non-tendering shareholders who do not exercise this right will be diluted. The estimated amount required for GFBital's capitalization is US$600 million.

        After completion of the offer, we intend to cause GFBital to make a public offer to purchase Banco Internacional, S.A.'s shares or cause Banco Internacional, S.A. to create a fund to repurchase its own shares. Once the conditions set forth in the Mexican laws then in effect are fulfilled, including, if required, the creation of a trust to purchase the shares of the shareholders that did not participate in the offer during the offering period, we intend to take the appropriate measures to cancel the registration of the shares of Banco Internacional, S.A. on the National Securities Registry and at the Mexican Stock Exchange

We Can Not Guarantee The Exchange Rate If You Decide to Convert the U.S. Dollars You May Be Entitled to Receive in the Offer into Mexican Pesos.

        If all of GFBital's shareholders accept the offer, we will pay US$1.14 billion as the aggregate consideration in the offer. It is possible that a significant number of GFBital's shareholders decide to exchange the U.S. dollars they are entitled to receive in the offer for Mexican pesos on or shortly after the Settlement Date of the offer, either by instructing the Depositary to do so or by other means. While it is impossible to predict the effect that these transactions could have on the dollar-to-peso exchange rate, we can not guarantee the exchange rate to be used in exchanging the dollars you are entitled to receive in the offer for pesos, and any exchange rate obtainable might be significantly lower than you may have otherwise anticipated.

        We will deliver to the Depositary for payment to the Indeval Participant who tendered your shares the aggregate consideration in the offer in U.S. dollars. Unless the Indeval Participant instructs the Depositary otherwise, the Depositary will promptly pay over to the Indeval Participant your pro rata share of the aggregate consideration received by the Depositary in U.S. dollars. However, you may freely request that the Indeval Participant that holds your shares instruct the Depositary to have the financial institution retained by the Depositary to convert the dollars payable to you into pesos as described under "The Offer--Acceptance of Tenders and Payment" in Part Three.

        The financial institution retained by the Depositary and acting on its behalf will use commercially reasonable efforts to exchange dollars for pesos based on prevailing exchange rates and will not exchange dollars for pesos at a fixed or guaranteed exchange rate. We make no assurances as to the timing, execution or rate at which these transactions will occur. GFBital shareholders who have instructed the Indeval Participant to communicate their intention to have the Depositary exchange U.S. dollars for Mexican pesos will bear the risk of changes in dollar-peso exchange rates during the period the Depositary has to effect the exchange of dollars into pesos, and exchange rates could change materially during this period.

Liabilities due to the transfer of assets and liabilities of Atlantico to Bital

        On December 7, 2001, IPAB, Bital, Atlantico and GFBital, with the acknowledgement of the CNBV, entered into an agreement whereby the assets and liabilities of Atlantico would be transferred to Bital. This transaction is undergoing the implementation process through the execution of several agreements signed among the parties on October 1, 2002. IPAB is, and will continue to be the owner of 100% of the shares representing the capital stock of Atlantico. IPAB assumes the liabilities that may arise from an adverse decision in the judicial process against Celia Reyes Lujan viuda de Nieto; Bital is only required to pay the defense expenses for up to an amount that has been placed by Bital into a trust created for such purposes. From January 5, 1998 and for up to 18 additional months as of October, 2002, Bital is liable for the management of Atlantico and, therefore, for the administrative, labor and tax obligations and/or sanctions that may arise during its management. Even though Bital is cooperating in the defense of all litigation derived from facts prior to January 5, 1998, it is not bound to pay any amounts required by an adverse decision, and IPAB will reimburse Bital for all defense expenses.

                              PART THREE--THE OFFER

Background of the Offer

        On July 17, 2002, HSBC announced that it had been granted permission to conduct a process of due diligence on GFBital with a view to considering whether to make an offer to acquire a controlling interest in GFBital. At that time, HSBC commenced its due diligence review of GFBital and engaged in discussions with representatives of GFBital's principal shareholders concerning a possible transaction.

        At a meeting of the board of directors of HSBC held on August 5, 2002, the board considered the strategic reasons for a transaction with GFBital. The HSBC board approved the making of an offer to acquire a controlling interest in GFBital with HSBC's Group Chairman or (in his absence) HSBC's Group Chief Executive authorized to proceed with the proposal.

        On August 20, 2002, the board of directors of GFBital held a special meeting to consider the proposed transaction. At this meeting the GFBital board considered the strategic reasons for the proposed transaction and the principal terms of the proposed transaction. Following deliberations, the GFBital board of directors unanimously determined that the offer was fair to, and in the best interests of, GFBital's shareholders, approved the offer, the Transaction Agreement and Escrow Agreement, and resolved to recommend that its shareholders accept the offer and tender their GFBital shares into the offer.

        After the GFBital board meeting, the representatives and legal advisors of HSBC, GFBital, the Family Trust and the Family Trust beneficiaries continued to finalize the terms of the Transaction Agreement and Escrow Agreement. Early the following morning, the parties executed the Transaction Agreement and Escrow Agreement, and HSBC and GFBital issued a joint press release announcing the transaction.

Recommendation of the GFBital Board of Directors

        At a meeting on August 20, 2002, the GFBital board of directors unanimously determined that the Transaction Agreement and the transactions contemplated by that agreement, including the offer, are fair to, and in the best interests of, GFBital's shareholders and approved the execution and delivery by GFBital of the Transaction Agreement and the transactions contemplated by that agreement, including the offer. The GFBital board recommends that GFBital's shareholders accept the offer and tender their GFBital shares into the offer. Attached as Annex A is a copy of the resolution adopted by the board of director and certified by the secretary of the board of directors.

        At that meeting, CSFB delivered its oral opinion (subsequently confirmed in writing) to GFBital's board of directors to the effect that, as of August 20, 2002, the per share consideration to be received by the holders of GFBital shares pursuant to the offer was fair to such holders from a financial point of view. The full text of the CSFB's written opinion, dated August 20, 2002, which contains important information regarding certain assumptions made, matters considered and limitations and qualifications on the review undertaken by CSFB in connection with its opinion is attached as Annex B hereto. CSFB's opinion was one of many things considered by the GFBital board of directors in deciding to recommend that GFBital shareholders accept the offer and was not the sole or primary reason for the board's determination. CSFB's opinion was rendered solely for the benefit of the GFBital board of directors in connection with its consideration of the proposed offer and may not be used or relied upon by any other person for any purpose. In particular, CSFB's opinion does not constitute a recommendation to any GFBital shareholder as to whether such holder should tender GFBital shares pursuant to the offer or how such shareholders should vote or act on any other matter relating to the offer or any other transactions contemplated by the Transaction Agreement. CSFB acted as financial advisor to GFBital in connection with GFBital's consideration of the proposed offer, with duties owing solely to GFBital. CSFB will receive fees for its services in connection with the transactions contemplated by the Transaction Agreement. The foregoing information relating to the opinion of CSFB is provided at the request of the GFBital's board of directors in connection with the disclosure to holders of GFBital shares of its recommendation with respect to the Offer.

Purpose of the Offer; HSBC's Reasons for the Offer

        As an international financial services company, we seek to establish ourselves in growth markets around the world. In some cases, we may enter a new market by opening a new branch or subsidiary. In other cases, we seek to acquire ownership and majority control of financial institutions such as GFBital where we perceive that they are well placed to benefit from the introduction of our management and risk culture, product mix, global relationships and information technology systems, such that over time our expected investment returns will be met.

        Mexico has a large and youthful population with limited penetration of financial services, which represents an opportunity for growth, and GFBital has a particularly strong position among the younger age group in Mexico. We also have a large number of corporate clients who have invested in Mexico. The acquisition of GFBital will enable us to extend the range of our services to those clients, and to other customers seeking banking and other financial services across the North American Free Trade Area, "NAFTA," region and around the world. The increased alignment of the U.S. and Mexican economies through NAFTA should lead to significant growth in the Mexican market. We believe that GFBital, with its substantial base of personal customers, extensive and well-sited branch network and its extensive ATM network, is an attractive acquisition for HSBC.

        A full description of HSBC's activities, and those of its subsidiaries, in the United Kingdom and overseas is given in the HSBC Annual Report, which can be accessed as described under "Where You Can Find More Information."

        HSBC is making a tender offer because it has agreed with certain shareholders of GFBital, representing 57% of the Series "O" shares and 52% of the aggregate GFBital shares, in each case on a fully diluted basis, that HSBC will make such offer and offer to acquire all GFBital shares on the same terms and on an equal basis and such shareholders agreed that they will tender their GFBital shares into such offer.

Plans for GFBital after the Offer

        We currently anticipate that our combined Mexican operations will emphasize the brand names of HSBC. We are currently reviewing GFBital and its assets, corporate structure, capitalization, by-laws, operations, properties, policies, management and personnel to determine what changes, if any, would be desirable following the offer in order to best organize and integrate the activities of GFBital and HSBC, including the possibility of merging HSBC Bank Mexico, S.A. with Bital.

        In addition, if and to the extent that HSBC capitalizes GFBital following completion of the offer through an issue of shares in order to meet capitalization requirements established under applicable Mexican banking regulations, non-tendering GFBital shareholders will have the right to subscribe and pay their pro rata share of such capital increases. However, the interests of non-tendering GFBital shareholders who do not exercise this right will be diluted.

        We intend to cancel the registration GFBital's shares at the National Securities Registry and at the Mexican Stock Exchange following the completion of the offer. If, after we complete this offer but prior to the cancellation of registration, we are unable to acquire 100% of the GFBital shares, we intend to contribute to a trust that will remain open for two years all the necessary resources for the exclusive purpose of purchasing, at the same price of this offer, the shares of non-tendering shareholders.

Terms of the Offer

        Pursuant to the Transaction Agreement, we hereby make, upon the terms and subject to the conditions set forth in this offer to purchase, an offer to purchase all outstanding GFBital Series "O" shares and Series "L" shares for an aggregate of US$1.14 billion in cash, or US$1.20967 per GFBital share, based upon the fully diluted number of shares on the date of this offer to purchase.

        The offer will commence on November 1, 2002 and will expire at 15:45 p.m., Mexico City time on November 22, 2002, referred to in this offer to purchase as the Expiration Date, unless we notify GFBital shareholders and the Depositary that the period of the offer has been extended, in which case the term Expiration Date shall mean the latest time and date on which the offer as so extended will expire. We will notify of any extension by a press release and through the information electronic system named Emisnet of the Mexican Stock Exchange. See "The Offer--Expiration and Extension" in Part Three.

        Subject to the terms and conditions described in this offer to purchase, we will accept all GFBital shares that have been validly tendered and not withdrawn by the Expiration Date. We reserve the right to terminate the offer upon the occurrence of any of the conditions described below under "The Offer--Conditions" in Part Three. In such an event, we will promptly return any tendered GFBital shares. In addition, we also expressly reserve the right to waive any condition to the offer or to make any change in the terms of or conditions to the offer, except that, without the prior written consent of GFBital, we will not decrease the consideration offered, change the form of consideration to be paid, decrease the number of GFBital shares sought in the offer, impose conditions to the offer in addition to those set forth under "The Offer--Conditions" in Part Three, take any action that changes the Mexican income tax treatment of the offer to shareholders or amend any other term of the offer in a manner that is adverse to the holders of GFBital shares. If any waiver or amendment constitutes a change in the information previously disclosed to the holders of GFBital shares, we will, in accordance with the applicable rules of the CNBV, disclose such change to inform such holders. In the event of any change to the terms and conditions of the offer, we will grant withdrawal rights to shareholders as to previously tendered shares and extend the offer for a period no shorter than 5 business days but no longer than ten business days in order to permit holders of GFBital shares adequate time to consider the modification. See "The Offer--Expiration and Extension" and "The Offer --Limited Withdrawal Rights" in Part Three. Each holder of GFBital shares may freely decide that their pro rata share of the price be converted into pesos following the procedure described in "The Offer--Acceptance of Tenders and Payment" in Part Three.

Expiration and Extension

        The offer will expire at 15:45 p.m., Mexico City time on November 22, 2002, unless extended by HSBC. The offer will remain open for 15 business days, except we may extend the offer until March 31, 2003 if, at the then-current Expiration Date, any of the conditions of the offer have not been satisfied or waived, until such conditions are satisfied or waived. In addition, we will extend the offer for up to an additional 15 business days if requested by GFBital to enable the conditions to be satisfied, and for any other period required by applicable law or by any rule, regulation, interpretation or position of any governmental authority or its staff that is applicable to the offer. Except as provided below under "The Offer --Limited Withdrawal Rights" in Part Three, during any extension of the offer all GFBital shares previously tendered will remain subject to the offer. The offer may be extended by notice from HSBC to GFBital shareholders and to HSBC Bank Mexico, S.A., in its capacity as Depositary, at any time or from time to time, on or prior to 8:00 a.m., Mexico City time on the business day immediately preceding the date then fixed for the expiration of the offer. Announcement of any extension of the offer will be made by HSBC by a press release and through the electronic information system named Emisnet of the Mexican Stock Exchange and, if required by law or regulation, by other means reasonably calculated to inform GFBital shareholders. This press release shall mention the terms that changed as a result of the extension of the offer and shall specify the new expiration and settlement dates.

Conditions

        We will not be required to accept for payment or pay for any tendered and not withdrawn GFBital shares and may terminate the offer, if (1) as of the Expiration Date, there have not been validly tendered and not withdrawn in accordance with the terms of the offer a number of GFBital shares equal to at least 57% of the Series "O" shares and 52% of the total number of Series "O" shares of GFBital and Series "L" shares of GFBital, in each case on a fully diluted basis (as of the date of this offer to purchase, we have commitments from GFBital shareholders to tender into the offer approximately such percentages of GFBital shares), or (2) at any time prior to the Expiration Date of the offer any of the following conditions exists:

        o the Transaction Agreement is terminated in accordance with its terms;

        o there is any provision of applicable law or regulation or any binding and effective judgment, injunction or decree that prohibits the completion of the offer;

        o any material required approval has not been obtained, has been withdrawn or rescinded, is not in full force and effect or is granted subject to conditions which would have a Material Adverse Effect on GFBital or which would be unreasonably burdensome to HSBC;

        o there has occurred since August 20, 2002 any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a "Material Adverse Effect," as defined below, on GFBital;

        o any of GFBital, Bital, the Family Trust controlled by the Family Trust beneficiaries or the Family Trust beneficiaries has not performed in all material respects all of its obligations under the Transaction Agreement or the Escrow Agreement; or

        o GFBital's convertible debentures have not been converted in full (GFBital's convertible debentures have been converted in full, thus this condition has been met);

which, in the reasonable judgment of HSBC, and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.

        "Material Adverse Effect," with respect to GFBital, Bital and their subsidiaries, is defined as a Material Adverse Effect on the financial condition, business, assets or results of operations of such person and its subsidiaries, taken as a whole, excluding any adverse effect resulting from:

        o changes in banking or other laws or regulations or interpretations of the foregoing adopted by any governmental authority that do not discriminate against such person based on factors not generally applicable to all persons who, considered together with their affiliates, operate similar businesses within the jurisdiction of that governmental authority;

        o actions or omissions of a party to the Transaction Agreement taken with the prior written consent of HSBC or actions in furtherance of the transactions contemplated by the Transaction Agreement;

        o to the extent not adversely affecting such person in a way that differs materially from the effect on other financial institutions operating primarily in the same jurisdictions as such person

        o changes in applicable generally accepted or regulatory accounting principles; and

        o changes in prevailing interest rates, exchange rates or other general economic conditions affecting financial services companies or banks and their holding companies generally; and

        o changes arising from the announcement of the transactions contemplated by the Transaction Agreement.

        We expressly reserve the right to terminate the offer and not accept for payment any tendered GFBital shares upon the occurrence of any of these conditions. If we terminate the offer and do not accept any GFBital shares for payment, we will give notice to GFBital shareholders and the Depositary and make a timely public announcement to that effect.

        We cannot waive or amend the condition to the offer that requires at least 57% of the Series "O" shares and 52% of the total Series "O" shares and Series "L" shares of GFBital, in each case on a fully diluted basis, to have been tendered without the approval of Mexican regulatory authorities. Any such waiver or amendment will be disclosed by a press release and through the information electronic system named Emisnet of the Mexican Stock Exchange. In such an event, we will extend the offer and grant withdrawal rights as to previously tendered shares to permit holders, during a minimum period of five business days and a maximum of 10 business days, consider the effect of such waiver or amendment.

        Except for the minimum tender condition as discussed above, we may waive any of these conditions, in whole or in part, in our discretion. Our failure at any time to exercise any of these rights will not be deemed a waiver of such right.

Procedure for Tendering Shares

        To tender GFBital shares in the offer, a GFBital shareholder, subject to the terms and conditions set forth below, must instruct the Indeval Participant who holds GFBital shares on its behalf, using the Instructions Letter included in the Letter to Clients provided with this offer to purchase to (i) agree to sell their GFBital shares pursuant to this offer and to deliver to the Intermediary, before the Expiration Date, a letter whereby each Indeval Participant will inform the Intermediary how many of the GFBital shares it maintains in deposit on behalf of GFBital's shareholders will participate in the offer, using the Indeval Letter provided with this offer to purchase, (ii) transfer their GFBital shares to the Tender Account of the Intermediary at Indeval, and (iii) instruct that the price be paid to such holder in US Dollars, in which event such holder of GFBital shares must have an account in Mexico or abroad authorized to receive deposits in such currency; otherwise, the holder may request the price be converted into Pesos. See Part Three, "The Offer--Acceptance of Tenders and Payment." The Indeval Letter format will be delivered to all Indeval Participants by the Intermediary.

        To the extent the brokerage agreement entered into by a GFBital shareholder and their Indeval Participant provides for and allows the Indeval Participant to act discretionarily, it will not be necessary for the GFBital shareholder to deliver the Instructions Letter referred to above, and the Indeval Participant may perform the actions described in subparagraphs (i) and
(ii) above within its own discretion.

        The Indeval Letter sent by each Indeval Participant must include the total number of GFBital shares to be transferred to the Intermediary on behalf of the holders of GFBital shares, as well as the portion of the total price payable in US Dollars and the portion of the price that must be converted into pesos.

        The Indeval Participants that were instructed by a holder of GFBital shares to tender its GFBital shares to the Intermediary in the offer must make the necessary arrangements to transfer such GFBital shares to the Tender Account no later than 15:45 p.m., Mexico City time, on the Expiration Date. The Intermediary will notify all Indeval Participants the accounts at Indeval that replace the Tender Account in the event of a change. The holders of GFBital shares and their respective Indeval Participants will be responsible for such risks related to the participation in the offer and neither HSBC, the Intermediary, the Depositary, J.P. Morgan Casa de Bolsa, S.A. de C.V., any of their respective subsidiaries nor related parties will have any liability in connection with such risks.

Terms and Conditions of Tenders

        Indeval Letters and GFBital shares will be received until 15:45 p.m., Mexico City time on the Expiration Date, unless extended by HSBC. The Indeval Letters and the GFBital shares transferred to the Tender Account after 15:45 p.m., Mexico City time on the Expiration Date will not participate in the offer and, therefore, will not be acquired by HSBC at such time.

        Subject to the limited withdrawal rights set forth below under Part Three, "The Offer --Limited Withdrawal Rights", after the Expiration Date, the acceptance of the offer by GFBital's shareholders will be irrevocable.

        Each holder of GFBital shares, by instructing its Indeval Participant to tender its GFBital shares to the Intermediary, represents and warrants, and each Indeval Participant, by delivering, or causing to be delivered, GFBital shares and an Indeval Letter to the Intermediary, represents and warrants that the holder has represented, warranted and agreed, that:

        o the holder has received a copy of this offer to purchase and has agreed to be bound by all the terms and conditions of the offer;

        o the holder has full power and authority to tender its GFBital shares in exchange for cash;

        o the holder sells, assigns and transfers the tendered GFBital shares to the Intermediary as agent for HSBC, and grants the Intermediary a power of attorney to deliver such GFBital shares to HSBC as part of the offer on the terms and conditions described in this offer to purchase; and

        o the GFBital shares being tendered are and, when accepted by the Intermediary, as agent for HSBC, will be, free and clear of all charges, liens, restrictions, claims, equitable interests and encumbrances, other than the claims of the tendering holder under the express terms of the offer.

Limited Withdrawal Rights

        Limited withdrawal rights are granted in connection with the offer. All tenders of GFBital shares in the offer will be irrevocable unless we terminate the offer, extend the Expiration Date of the offer by more than 20 business days, impose any conditions to the offer in addition to those set forth above under "The Offer --Conditions" in Part Three, or make any change to the terms and conditions of the offer. In the event we so extend or change the offer, we will grant withdrawal rights as to previously tendered GFBital shares for a minimum of five business days and a maximum of 10 business days. Pursuant to the applicable provisions of Mexican law and in accordance with the terms of the Transaction Agreement, GFBital's shareholders may withdraw their shares from the offer in order to accept a "superior offer" or a competitive offer under better conditions, which is defined as a superior offer within the meaning of applicable Mexican regulations and tax law.

Acceptance of Tenders and Payment

        On the terms and subject to the conditions of this offer to purchase, GFBital shares validly tendered to the Intermediary no later than the Expiration Date pursuant to the "Procedure for Tendering Shares" and "Terms and Conditions of Tenders" in Part Three, and not withdrawn in the circumstances described in this offer to purchase will be accepted for purchase.

        On the business day immediately following the Expiration Date, the Intermediary will register with the Bolsa Mexicana de Valores the resulting GFBital shares in accordance with the preceding paragraph. The purchase will be made from each Indeval Participant that delivered an Indeval Letter and tendered GFBital shares into the Tender Account. The offer consideration will be paid as described below on the Settlement Date. Under no circumstances will we pay interest on the purchase price of the GFBital shares regardless of any delay in the making of payment, even though such delay is very unlikely.

        Acceptance of tendered and not withdrawn GFBital shares will be effected by our delivery of a notice of acceptance to the Intermediary. We reserve the right to terminate the offer and return tendered GFBital shares upon the failure of any of the conditions to the offer described above in Section Three, "The Offer--Conditions."

        If we modify the terms of the offer, the modified terms will be available to all holders of GFBital shares, whether or not their GFBital shares have been tendered prior to such modification. We will disclose the amendments to the offer by issuing a press release and through the information electronic system named Emisnet of the Mexican Stock Exchange. In the event of any amendment to the terms and conditions of the offer, we will grant withdrawal rights to the holders of previously tendered shares and extend the offer for a period of time of between five and ten business days in order to permit holders of GFBital shares adequate time to consider the modification. In the event that we extend the Expiration Date of the offer by more than twenty business days, impose any conditions to the offer in addition to those set forth above, or make any change to the terms and conditions of the offer, we will grant withdrawal rights as to previously tendered GFBital shares and these rights will remain in effect for a period of time of between five and ten business days.

        The tender of GFBital shares in the offer pursuant to the procedures described above in Section Three, "The Offer--Procedure for Tendering Shares" will constitute an irrevocable acceptance by the tendering holder of the offer. Our acceptance for payment of GFBital shares tendered pursuant to the offer will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions in this offer to purchase.

        If any tendered GFBital shares are not accepted because of an invalid tender or because we do not accept any GFBital shares for payment in case any of the events described under "The Offer-Conditions" in Part Three occurs, the tendered GFBital shares will be returned by book-entry transfer by the Intermediary to the Indeval Participant who delivered such shares, without expense to, but at the risk of, the tendering holder. The return of the GFBital shares by the Indeval Participant to the account of the tendering holder depends on the arrangements between the holder and the Indeval Participant. None of HSBC, the Intermediary, the Depositary or J.P. Morgan Casa de Bolsa, S.A. de C.V. will have any liabilities or obligations in connection with such arrangements.

        Subject to the terms and conditions of the offer, HSBC Bank Mexico, S.A., acting as the Depositary will, in payment of the offer consideration for validly tendered and not withdrawn GFBital shares, deliver the offer consideration by wire transfer of immediately available funds denominated in U.S. dollars to the account specified in the Indeval Letter delivered by the Indeval Participant who tendered such GFBital shares pursuant to the offer (when the Indeval Participants instruct that the price be paid in US Dollars) and to the financial institution retained by the Depositary to perform the exchange transactions mentioned below (when the Indeval Participant request the conversion of US Dollars into Pesos as described below). There will be no partial liquidations of the offer consideration.

        Title to GFBital shares tendered in the offer to the Intermediary will be transferred to HSBC when the purchase is registered with the Bolsa Mexicana de Valores. We will deliver to the Depositary the total offer consideration in cash and in US Dollars. Each holder of GFBital shares may freely decide to receive US Dollars or request the Indeval Participant through which their GFBital shares are tendered to instruct the Depositary to convert the US Dollars he is entitled to receive into pesos. HSBC will have satisfied its payment obligations relating to the GFBital shares upon payment by the Depositary of the portion of the offer consideration to the Indeval Participants (when the Indeval Participants instruct that payment shall be made in U.S. dollars) and to the financial institution retained by the Depositary to carry out the exchange transactions described below (when the Indeval Participants instruct that dollars must be converted into pesos as described below). Unless the Indeval Participant instructs the Depositary otherwise, the Depositary will pay on the Settlement Date the Indeval Participant your pro rata share of the total amount of the offer consideration in U.S. dollars. However, as mentioned above, you may request that the Indeval Participant through which you tender your GFBital shares instruct the Depositary to convert the dollars allocable to you into pesos. A financial institution retained by the Depositary and that will act on your behalf will convert dollars into pesos for all holders of GFBital shares that so request through their respective Indeval Participant. The Instructions Letter provided with this offer to purchase includes a section in which the holders of GFBital shares must instruct the Indeval Participant to notify the Intermediary that such alternative has been chosen. If the Indeval Letter delivered by the Indeval Participant that tendered GFBital shares in the offer on behalf of a tendering holder so provides, the Depositary will convert your portion of the offer consideration of such tendering holder into pesos on the holder's behalf as described below.

        The Depositary intends to enter into definitive documentation setting forth the rights and obligations of the financial institution it retains to effect the conversion of dollars into pesos with the understanding that this documentation will contain a commitment by the financial institution to use commercially reasonable procedures and judgment to effect the conversion and a commitment by the financial institution to provide reports to the Depositary of the transactions in which the financial institution converts dollars into pesos and the amount of interest, if any, that accrues on the funds deposited with said financial institution. The financial institution to be retained will be a recognized financial institution that has substantial foreign exchange operations in the dollar-peso market and will not be affiliated, directly or indirectly, with the Depositary or GFBital. The Depositary understands that, based upon publicly available information as of the date of this offer to purchase, this financial institution is solvent.

        At any time and from time to time after commencement of the offer and on or before the 5th business day following the Settlement Date, the financial institution retained by and acting on behalf of the Depositary will engage in transactions to exchange for pesos the aggregate amount of U.S. dollars that tendering Indeval Participants instruct it to exchange. Upon the completion of these transactions, but in any event no later than the 5th business day following the Settlement Date, the Depositary will simultaneously pay each Indeval Participant who instructed the Depositary to convert dollars into pesos on behalf of tendering holders its pro-rata portion of the aggregate number of pesos received in such transactions, net of all exchange transaction costs and commissions. Any holder who elects this option agrees that as a consequence of having tendered into the offer it has irrevocably agreed to have the Depositary exchange, through the financial institution retained by the Depositary, its dollars into pesos in the manner described above.

        The Depositary intends to obtain from the retained financial institution a commitment that it will use commercially reasonable efforts to exchange dollars for pesos based on prevailing exchange rates at the time it performs the exchange transactions and will not exchange dollars for pesos at a fixed or guaranteed exchange rate. We make no assurances as to the timing, execution or rate at which these transactions will occur. Holders of GFBital shares who have instructed the Indeval Participant to communicate their decision to the financial institution retained by the Depositary to have the Depositary exchange U.S. dollars for Mexican pesos will bear the risk of changes in dollar-peso exchange rates during the period the financial institutions retained by the Depositary has to effect the exchange of dollars into pesos, and recognize that exchange rates could change materially during this period.

        Each such Indeval Participant will distribute the net offer proceeds received by it to the holders of GFBital shares on whose behalf it tendered GFBital shares in the offer according to the arrangements between the holders and the Indeval Participant and none of HSBC, the Depositary, the Intermediary or J.P. Morgan Casa de Bolsa, S.A. de C.V. will have any responsibility for these payments.

The Depositary; the Intermediary

        HSBC Bank Mexico, S.A. will act as Depositary in connection with the offer. No fee will be charged to the GFBital shareholders for the Depositary's services. HSBC Bank Mexico, S.A. is a subsidiary of HSBC. We will indemnify the Depositary against certain liabilities in connection with its engagement and we will pay the Depositary a reasonable and customary fee for its services. Casa de Bolsa Bital S.A. de C.V. will act as intermediary in connection with the offer. No fee will be charged to the GFBital shareholders for the Intermediary's services. We will indemnify the Intermediary against certain liabilities in connection with its engagement. J.P. Morgan Casa de Bolsa, S.A. de C.V. will act as structuring agent in connection with the offer. No fee will be charged to the GFBital shareholders for the structuring agent's services. We will indemnify the structuring agent against certain liabilities in connection with its engagement and we will pay the structuring agent a reasonable and customary fee for its services.

Material Tax Consequences

    Material Mexican Tax Consequences

        Since the offer involves the sale of shares issued by a Mexican entity (GFBital), the individuals selling their GFBital shares will face certain tax consequences in Mexico.

        It is the opinion of Chevez, Ruiz, Zamarripa y Cia, S.C., Mexican tax advisor to HSBC, that the sale of GFBital shares made by its holders through the Mexican Stock Exchange pursuant to this offer, may have the following tax consequences:

Mexican Resident Individuals

        Mexican resident individuals who were not GFBital's shareholders at the time of registration of GFBital shares with the National Securities Registry will be exempted from the payment of the income tax for the profit realized from the sale of their GFBital shares made through the Mexican Stock Exchange pursuant to this offer.

        Mexican resident individuals who were GFBital's shareholders at the time of registration of GFBital shares with the National Securities Registry will only be exempted from the payment of the income tax for the profit realized from the sale of their GFBital shares, if the CNBV issues a certification stating that the sale complies with the following requirements:

        a) That five years have elapsed from the first placement made by GFBital of the shares to be sold through the Mexican Stock Exchange and until the date on which the public offer to purchase starts, without the registration with the National Securities Registry being cancelled.

        b) That as of the date on which the public offer to purchase starts, at least 35% of the total GFBital shares paid in full are placed among the general investing public, through the Mexican Stock Exchange. Shares placed among the general investing public will be those shares that at the time of the public offer are owned by individuals other than the original shareholders. For purposes of this subparagraph, original shareholders are the owners of the shares at the time of their registration with the National Securities Registry.

        c) That the sale of the shares be done through a public offer to purchase comprising all the series of shares of the capital stock, at the same price for all shareholders, and that the shareholders have the ability to accept more competitive offers without penalty.

        The certification must be requested by the Intermediary, and for such purposes, prior to the date on which the public offer to purchase is carried out, the secretary of the board of directors of GFBital shall send to the CNBV the information about the individuals that were shareholders of the company at the time of registration of its shares with the National Securities Registry and the number of shares owned by each of them as of said date, GFBital being jointly and severally liable for those withholdings not completed due to omissions, mistakes or misrepresentations contained in the information provided.

        In the particular case of the sale of the GFBital shares made through the Mexican Stock Exchange pursuant to the Offer, all of the above requirements have been met, and the request and the required information to obtain the referred certification has already been filed with the CNBV; thus, in the event such certification is issued, the Mexican resident individuals that were shareholders of GFBital at the time of registration of its shares with the National Securities Registry will be exempt from the payment of the income tax for the profit realized from the sale of the GFBital shares they own.

        In the event the referred certification is not obtained from the CNBV prior to carrying out the purchase of the GFBital shares provided for in this offer, the Intermediary will withhold 5% of the price paid for the shares to the individuals appearing on the information sent to the CNBV by the secretary of the board of directors of GFBital, containing the names of the individuals that were shareholders of GFBital at the time of registration of its shares with the National Securities Registry.

Foreign Residents

        Profits realized by foreign residents on the sale of shares issued by Mexican companies is considered income whose source is located within Mexican territory and, therefore, those persons are subject to the payment of income tax in Mexico on these profits.

        Notwithstanding the foregoing, foreign resident individuals are exempted from the payment of income tax and foreign resident entities are permitted not to pay income tax on the profit realized from the sale of shares of Mexican companies done through the Mexican Stock Exchange, on the same terms as the Mexican resident individuals, which were referred to above.

        Therefore, foreign resident individuals and entities holding GFBital shares will be exempt from the payment of income tax in Mexico on the profit realized from the sale of their GFBital shares done through the Mexican Stock Exchange pursuant to this offer, unless they were shareholders of GFBital at the time of registration of its shares with the National Securities Registry and the certification from the CNBV referred to above is not obtained.

        The individuals and entities who are residents of countries with which Mexico has entered into Agreements to Avoid Double Taxation may enjoy the benefits of the applicable Agreement, provided they prove their tax residence in the corresponding country and appoint a representative in Mexico to file the respective tax return, in the event the certification referred to above is not obtained.

Mexican Resident Entities and Foreign Residents with a Permanent Establishment in Mexico

        Profits realized by Mexican resident entities and foreign residents with a permanent establishment in Mexico from the sale of their GFBital shares done through the Mexican stock exchange pursuant to this offer will be added to their other income for purposes of determining their taxable income for income tax purposes.

Currency Exchange Gain

        Mexican resident individuals and entities converting into pesos the price collected in US Dollars from the sale of their GFBital shares may have gain or loss on such conversion due to the difference between the exchange rate corresponding to the day before the sale of shares is done and the exchange rate used to make the conversion to pesos. Such gain or loss will be added to their other income or deductible in some cases, respectively, for income tax purposes.

Particular Case

        The tax treatment described above may not apply to all shareholders and, therefore, you are encouraged to consult with your own tax advisor for a complete understanding of the tax consequences the offer may have on you. HSBC and GFBital assume no responsibility for the tax effects or obligations imposed on the individuals or entities selling their GFBital shares pursuant to the offer.

Source and Amount of Funds

        The total amount of funds required by HSBC to complete the offer and to pay related fees and expenses is estimated to be approximately US$1.14 billion. HSBC will obtain such funds from existing resources, including internally generated funds. The offer is not conditioned on any financing arrangements.

                      PART FOUR--THE TRANSACTION AGREEMENTS

General

        The following is a summary of the material provisions of the Transaction Agreement that we entered into on August 20, 2002 with GFBital, Bital, the Family Trust controlled by the Family Trust beneficiaries who together hold approximately 52% of the GFBital shares and 57% of the Series "O" shares of GFBital, and the Family Trust beneficiaries. The following summary also describes certain provisions of the Escrow Agreement that we also entered into on August 20, 2002 with the Family Trust and HSBC Bank USA, referred to in the Escrow Agreement as the "escrow agent." This summary is qualified in its entirety by reference to the Transaction Agreement and the Escrow Agreement, filed with the CNBV as part of the application for approval of the offer.

        We are making the offer pursuant to the terms of the Transaction Agreement. Each of the parties to the Transaction Agreement has agreed to use its best efforts to complete the offer on or prior to December 31, 2002.

        As set forth in "The Transaction Agreements--No Solicitation" in Part Four, the breach of the obligations of certain individuals described therein not to solicit the submission of acquisition proposals from third parties, in conjunction with other events, may trigger the payment of a termination fee by Bital to HSBC in the amount of US$100 million, as mentioned in "The Transaction Agreements--Termination and Termination Fee" in Part Four.

The Offer

        The Transaction Agreement provides that HSBC will make an offer to purchase all outstanding GFBital shares as described above under "The Offer" in Part Three.

Lock-Up Arrangements

    Transaction Agreement

        In the Transaction Agreement, the Family Trust has agreed, subject to the conditions specified below under "--Conditions to Obligations To Tender Shares":

        o to tender, or cause the escrow agent to tender, all of the Family Trust's GFBital shares, including any shares issuable upon conversion of the GFBital convertible debentures held by the Family Trust, pursuant to the offer and not to withdraw those shares unless and until:

                o the offer is abandoned by HSBC or the Transaction Agreement is terminated; or

                o a third party makes a superior offer or a competitive offer under better conditions;

        o except as contemplated by the Transaction Agreement and the Escrow Agreement or with HSBC's prior written consent, not to, prior to the withdrawal of its GFBital shares from the offer in the event a third party makes a superior offer or a competitive offer under better conditions, (1) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any of its GFBital shares or (2) acquire, sell, assign, transfer, distribute, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the foregoing, except for the conversion of GFBital convertible debentures; and

        o prior to the withdrawal of its GFBital shares from the offer in the event a third party makes a superior offer or a competitive offer under better conditions (to the extent permitted by applicable law), to exercise its voting authority with respect to its GFBital shares in a manner consistent with the terms of the Transaction Agreement, to vote or cause to be voted all of its GFBital shares as may be necessary to implement the terms of the Transaction Agreement and not to vote such shares in contravention of the Transaction Agreement.

    Escrow Agreement

        The Family Trust has entered into the Escrow Agreement pursuant to which it deposited the Family Trust's GFBital shares and convertible debentures in a securities account opened by the escrow agent at the Depositary in favor of the Family Trust but for the benefit of the escrow agent and has irrevocably appointed the escrow agent as its attorney-in-fact and proxy in order to tender the shares into the offer.

        As promptly as practicable, but in no event more than two business days, after the commencement of the offer, the escrow agent will tender the Family Trust's shares pursuant to the offer.

        The Escrow Agreement provides that all GFBital shares delivered to the escrow agent's securities account will remain subject to the Escrow Agreement until the earliest to occur of:

        o       the tender of the Family Trust's shares into the offer;

        o the close of business on the third business day after commencement of the offer; and

        o       the termination of the Transaction Agreement.

Representations and Warranties; Indemnification

        The Transaction Agreement contains common representations and warranties from each of the parties for a transaction of this type. The Family Trust and the Family Trust beneficiaries have agreed to indemnify HSBC and its affiliates for any breach of their representations and warranties concerning, among other things, their ownership of the GFBital shares.

Agreements Concerning the Operations of GFBital and its Subsidiaries

        GFBital and Bital agreed in the Transaction Agreement that GFBital and each of its subsidiaries will conduct their business in the ordinary course consistent with their past practice and will use their best efforts to maintain their business organizations and their relationships with third parties and employees. GFBital and Bital have also agreed that, until the Settlement Date of the offer, GFBital and its subsidiaries will not take certain actions relating to the conduct of their business.

No Solicitation

        Except, in the case of GFBital and Bital, to the extent required by fiduciary duties or obligations under applicable Mexican tender offer rules, if any, requiring it to take any of the actions described below, none of the Family Trust, the Family Trust beneficiaries, GFBital or Bital, and none of their respective subsidiaries, affiliates, agents or representatives may:

        o solicit, initiate, facilitate or encourage the submission of any acquisition proposal;

        o discuss or negotiate with, furnish any confidential information relating to GFBital or any of its subsidiaries or afford access to the business, properties, assets, books or records of GFBital or any of its subsidiaries to, knowingly cooperate with or assist, participate in, facilitate or encourage, any third party that is seeking to make, or has made, an acquisition proposal; or

        o grant any waiver or release under any standstill or similar agreement to which GFBital or any of its subsidiaries is a party.

        As described below under Part Four "The Transaction
Agreement--Termination and Termination Fee," a breach of this non-solicitation obligation may, in conjunction with other events, result in a termination fee of US$100 million becoming payable to HSBC by Bital.

        As used in the Transaction Agreement, an "acquisition proposal" means, with certain exceptions, any third party offer, proposal or inquiry relating to, or any third party indication of interest in:

        o any acquisition or purchase of any material assets of GFBital or any of its significant subsidiaries, or of more than 10% of any class of equity or voting securities of GFBital or any of its significant subsidiaries;

        o any tender or exchange offer that, if completed, would result in any third party beneficially owning 10% or more of any class of equity or voting securities of GFBital or any of its significant subsidiaries; or

        o a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving GFBital or any of its significant subsidiaries.

GFBital Board of Directors and Other Organizational Matters

        In the Transaction Agreement, the Family Trust, the Family Trust beneficiaries and GFBital agree to take all actions necessary to cause GFBital and its significant subsidiaries to convene such meetings of the shareholders of each of GFBital and its significant subsidiaries prior to the completion of the offer as are necessary for the purposes of:

        o electing to the boards of directors of GFBital and each of its significant subsidiaries the persons HSBC designates prior to the convening of such meeting;

        o amending the charter documents of GFBital and each of its significant subsidiaries in such manner as may be requested by HSBC consistent with applicable law;

        o appointing the statutory examiner (comisario) designated by HSBC for GFBital and each of its significant subsidiaries; and

        o revoking and granting such powers of attorney of GFBital and each of its significant subsidiaries as HSBC may specify.

        Such resolutions will provide that they will have no legal force or effect until payment for the GFBital shares has been made in accordance with the terms of the offer.

Banco del Atlantico

        GFBital and Bital have agreed in the Transaction Agreement to use all commercially reasonable efforts to complete certain steps related to the acquisition of the assets of Banco del Atlantico on specified terms.

Employment Arrangements With GFBital's Officers

        GFBital and Bital have agreed in the Transaction Agreement to use their commercially reasonable best efforts to cause a group of specified individuals and a group of approximately fifteen current officers of GFBital selected by mutual agreement of GFBital and HSBC as promptly as practicable, to enter into an employment agreement containing terms and conditions reasonably satisfactory to HSBC, in order to allow the continuation of GFBital's operations.

Conditions to Obligations To Tender Shares

        The obligation of HSBC to make the offer and the obligation of the Family Trust to tender the Family Trust beneficiaries' GFBital shares in the offer is subject to a number of conditions, including generally that there be no legal, regulatory or government prohibition the offer and that all material required approvals have been obtained.

        In addition, the obligation of the Family Trust to tender the Family Trust beneficiaries' GFBital shares in the offer is subject to certain additional conditions, including HSBC performing its obligations under the Transaction Agreement and the Escrow Agreement in all material respects and HSBC's representations and warranties being true, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on HSBC.

Termination and Termination Fee

        The Transaction Agreement may be terminated:

(i)     by mutual written agreement of GFBital and HSBC;

(ii)    by GFBital or HSBC, if:

        o the offer has not been completed on or before March 31, 2003, other than due to a breach caused by the party seeking termination; or

        o any law, regulation or final governmental judgment, injunction, order or decree prevents completion of the offer;

(iii) by GFBital or HSBC, if the Family Trust has withdrawn its shares from the offer in connection with a superior offer or a competitive offer under better conditions;

(iv)    by HSBC, if prior to the Settlement Date of the offer:

        o the GFBital board of directors has failed to make, or has adversely modified or withdrawn, its approval or recommendation of the Transaction Agreement or the offer pursuant to its fiduciary duties under applicable law; and

        o the Family Trust and the Family Trust beneficiaries have not reaffirmed in writing their intention to complete the transactions and agreed not to accept any pending acquisition proposal within five days after receiving a reaffirmation request from HSBC; or

(v) by HSBC, if any of GFBital, Bital, the Family Trust or the Family Trust beneficiaries has willfully breached its no-solicitation covenants described under "--No Solicitation" above.

        Except in the case of a termination by mutual agreement, the party desiring to terminate the Transaction Agreement must give at least one day's prior written notice of such termination to each other party. If either HSBC or GFBital terminates the Transaction Agreement for any of the reasons described in the last five bullet points above and (i) at the time of such termination a superior offer or a competitive offer by a third party under better conditions is pending and (ii) within 12 months of such termination a third party acquires a majority of the outstanding capital stock, voting power or assets of GFBital, Bital is required to pay promptly to HSBC a fee of US$100 million.

                      PART FIVE--RECLASSIFICATION OF SHARES

Reclassification of GFBital Shares Upon Completion of the Offer

        The completion of the offer will transform GFBital into a "controlled affiliate" under Mexican law. As a result, upon completion, GFBital's by-laws will be amended to reclassify the capital stock of GFBital from Series "O" shares into either Series "F" shares, which must be held by the "foreign financial entity" controlling GFBital and may not be transferred without government approval, or Series "B" shares, which may be held by any other person. The primary difference between Series "F" shares and Series "B" shares are that the Series "F" shares must represent at all times at least 51% of the shares of GFBital and that the holder of Series "F" Shares will be entitled to appoint one-half plus one of the members of the board of directors of GFBital, plus one additional director for each 10% of shares held in excess of 51% of the outstanding capital shares of GFBital. Holders of Series "B" Shares will be entitled to appoint the remainder of the board of directors.

                        PART SIX--ADDITIONAL INFORMATION FOR SHAREHOLDERS

Where You Can Find More Information About HSBC

        YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE IN MAKING A DECISION WHETHER OR NOT TO TENDER YOUR GFBITAL SHARES IN THE OFFER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS OFFER TO PURCHASE. THIS OFFER TO PURCHASE IS DATED NOVEMBER 1, 2002. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THE OFFER TO PURCHASE IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND THE MAILING OF THIS OFFER TO PURCHASE TO GFBITAL'S SHAREHOLDERS WILL NOT CREATE ANY IMPLICATION TO THE CONTRARY.

        You can obtain additional business and financial information about HSBC that is not included in or delivered with this offer to purchase by accessing HSBC's website at www.hsbc.com.

Currency Presentation and Exchange Rates

        In this offer to purchase, all references to "U.S. dollars," "US$," "$" or "dollars" are to U.S. currency, references to "Mexican pesos" or "pesos" are to Mexican currency.

                     PART SEVEN--MATERIAL REGULATORY MATTERS

        Under the Transaction Agreement, GFBital, Bital and HSBC have agreed to use their best efforts to take all actions that are necessary, proper or advisable under applicable laws and regulations to complete the offer on or prior to December 31, 2002, including making all required filings with, and to supply any additional requested information or documents to, all governmental authorities as promptly as practicable. The required regulatory approvals include approvals of various domestic regulatory authorities, as described below. All material applications for such approvals have been filed.

Mexican Regulatory Approvals

        The transaction requires approvals by certain Mexican governmental agencies. The approvals required in Mexico are: authorization from the CNBV to effect the tender offer and to make a public announcement of the offer; authorization from the Mexican Stock Exchange of the execution of the trade to complete the offer; authorization from the Ministry of Finance and Public Credit (Secretaria de Hacienda y Credito Publico) for us to acquire more than 51% of GFBital's shares and for GFBital's transformation into a "controlling affiliate entity" under Mexican law; authorization from the National Commission on Foreign Investment (Comision Nacional de Inversiones Extranjeras) with respect to the acquisition of control of GFBital; and clearance from the Federal Competition Commission (Comision Federal de Competencia). Approvals have been received from the CNBV and the Ministry of Finance and Public Credit.

        Although the parties believe that they will receive the requisite regulatory approvals for the completion of the offer, there can be no assurances regarding the timing of the approvals, the parties' ability to obtain the approvals on satisfactory terms or the absence of litigation challenging such approvals. The parties' obligation to complete the transaction is conditioned upon the receipt of all required material regulatory approvals. See "The Offer--Conditions" in Part Three.

                          PART EIGHT--HSBC HOLDINGS PLC

Description of HSBC's Business

        The founding member of the HSBC Group, The Hongkong and Shanghai Banking Corporation, was established in Hong Kong and Shanghai in 1865. During the late 1950s and the 1960s, the HSBC Group established itself as the preeminent international financial services provider across the Asia-Pacific region.

        In the late 1970s and the 1980s, the HSBC Group began to focus its acquisition strategy on the United Kingdom. In 1987 the HSBC Group purchased a 14.9% interest in Midland Bank (now HSBC Bank plc) and in 1992 purchased the remaining interest. In 1991 HSBC became the ultimate parent company of the HSBC Group as a result of an internal reorganization. The HSBC Group's head office was then transferred from Hong Kong to London in January 1993, and the Bank of England became the HSBC Group's principal regulator.

        The HSBC Group entered the U.S. market in 1980 by acquiring a 51% interest in Marine Midland Bank (now HSBC USA Inc.) and the remaining interest in 1987, as well as other well positioned financial intermediaries which were integrated into existing operations. After acquisitions undertaken in 1999 and 2000, HSBC USA Inc. became the third largest bank operating in New York State.

        In 1981, the HSBC Group incorporated its existing Canadian operations as Hongkong Bank of Canada (now HSBC Bank Canada), which became the largest foreign-owned bank and the seventh largest bank overall in Canada at December 31, 2001.

        Worldwide the HSBC Group has been acquiring very actively, among others, selected banks, brokerage businesses and asset management companies during the late 1990s and 2000, most prominently with the acquisitions of Republic New York Corporation (subsequently merged with HSBC USA Inc.), Safra Republic Holdings S.A. and Credit Commercial de France S.A.

        The HSBC Group aims to become the world's leading financial services organization, continuously focusing on its customers and providing them with secure, transparent and competitive services in the forms most attractive to them.

        The HSBC Group's goal is to balance earnings between stable, mature economies and the faster-growing, but more volatile, emerging markets. While the HSBC Group focuses principally on organic growth, it also allows for opportunistic acquisitions if they meet certain stringent criteria, taking full account of the fact that the price paid determines the rate of return to shareholders. The HSBC Group uses its strong capital base and depth of management resources to develop businesses into long-term generators of wealth for its shareholders.


        Structure

[CHART]

                                 The HSBC Group
                   Structure of Principal Operating Companies
                            (as of December 31, 2001

Principal Clients

        The HSBC Group serves a diversified client base in 81 countries and territories.

Legal Proceedings

        The HSBC Group, through a number of its subsidiary undertakings, is named in and is defending legal actions in various jurisdictions arising from its normal business. None of the above proceedings is regarded as material litigation.

Patents, Licenses and Trademarks

        The HSBC Group holds a variety of intellectual property around the world. We believe that this intellectual property is sufficient to enable us to carry on our business as currently conducted.


Financial Information

        For a summary of financial information of HSBC during the last three years, see "Summary--Condensed Consolidated Financial Data of HSBC Holdings plc and its Subsidiaries" above.

Management

    Board of Directors

        The members of the board of directors of the HSBC Group are: Sir John Bond, HSBC Group Chairman, The Baroness Dunn, Deputy Chairman and Senior Non-Executive Director, Sir Brian Moffat, Deputy Chairman and Senior Independent Non-Executive Director, Sir Keith Whitson, The Lord Butler, Dr. R K F Ch'ien, C F W de Croisset, W R P Dalton, D G Eldon, D J Flint, W K L Fung, S K Green, S Hintze, A W Jebson, Sir John Kemp-Welch, The Lord Marshall, Sir Mark Moody-Stuart, Dr. H Sohmen, S W Newton, C S Taylor and Sir Brian Williamson.

    Management

        The members of the senior management of the HSBC Group are: R J Arena, Group General Manager, Global e-Business, D W Baker, Chief Operating Officer and Director, HSBC Bank plc, C C R Bannister, Chief Executive Officer, Group Private Banking, R G Barber, Group Company Secretary, R E T Bennett, Group General Manager, Legal and Compliance, Z J Cama, Chief Executive Officer, The Hongkong and Shanghai Banking Corporation Limited, India, V H C Cheng, Executive Director, The Hongkong and Shanghai Banking Corporation Limited and Chief Executive Officer, Hang Seng Bank Limited, A Dixon, Deputy Chairman, HSBC Bank Middle East, C-H Filippi, Group General Manager and Global Head of Corporate and Institutional Banking, Alexander S. Flockhart, Group General Manager and Chief Executive Officer, Mexico (designate), M F Geoghegan, President and Chief Executive Officer, HSBC Bank Brasil S.A.-Banco Multiplo, E W Gill, Chief Executive Officer, The Hongkong and Shanghai Banking Corporation Limited, Singapore, M J G Glynn, President and Chief Executive Officer, HSBC Bank Canada, S T Gulliver, Group General Manager, Treasury and Capital Markets, Investment Banking, Asia-Pacific, A P Hope, Group General Manager, Insurance, D D J John, Deputy Chairman and Chief Executive Officer, HSBC Bank Malaysia Berhad, M J W King, Group General Manager, Internal Audit, M B McPhee, Group General Manager, Credit and Risk, A Mehta, Chief Executive Officer, The Hongkong and Shanghai Banking Corporation Limited, Y A Nasr, President and Chief Executive Officer, HSBC USA Inc. and HSBC Bank USA, T W O'Brien, Group General Manager, Strategic Development, R C F Or, General Manager, The Hongkong and Shanghai Banking Corporation Limited, K Patel, Chairman, Global Investment Banking Division, HSBC Investment Bank plc, R C Picot, Group Chief Accountant, J C S Rankin, Group General Manager, Human Resources, Dr. S Rometsch, Chairman of the Managing Partners, HSBC Trinkaus & Burkhardt KgaA, M R P Smith, Chairman and Chief Executive Officer, HSBC Argentina Holdings S.A., I A Stewart, Head of Investment Banking and Markets, Americas and P E Stringham, Group General Manager, Marketing.

    Shareholders

        HSBC Holdings plc has listings on the London Stock Exchange, the Hong Kong Stock Exchange, Euronext Paris and the New York Stock Exchange. HSBC Holdings plc maintains its principal share register in London and an overseas branch share register in Hong Kong. As of December 31, 2001, there were a total of 184,701 holders of record of US$0.50 shares. None of the above shareholders is in a position to control HSBC and, to our knowledge, no shareholder owns more than 5% of the issued share capital of HSBC.

Related Agreements and Share Ownership

        We do not beneficially own any GFBital shares for our own account at present.

        HSBC and GFBital have not entered into any material transactions outside of the ordinary course of business prior to this offer.

        HSBC and GFBital have not entered into any agreement pursuant to which GFBital will purchase shares of HSBC after completion of this offer.

[BITAL LOGO - GRAPHIC OMITTED]
                                                                         Annex A

Fernando Ysita del Hoyo, acting as Secretary of the Board of Directors of Grupo Financiero Bital, S.A. de C.V., hereby certify that at the meeting of the Board of Directors of the Company held last August 20, 2002 the following resolutions, among others, were adopted:

On August 20, 2002 at 5:30 PM, the following persons were reunited in Paseo de la Reforma 156, 3rd Floor, in Mexico, Distrito Federal:

DON MIGUEL ALVAREZ DEL RIO,

DON RAMON ARRIETA NORIEGA,

DON MATEO BEJA FASTLICHT,

DON EDUARDO BERRONDO AVALOS,

DON LUIS BERRONDO AVALOS,

DON FRANCISCO BERRONDO LAGOS,

DON EDUARDO CARRETE COALLA,

DON JAIME CORTES ROCHA,

DON ALONSO BENITO DIAZ ETIENNE,

DON JOSE EDUARDO ESTEVE RECOLONS,

DON JORGE ESTEVE RECOLONS,

DON ALBERTO FACHA GARCIA,

DON JOSE JUAN CHELALA,

DON OSCAR MARTIN DEL CAMPO FERNANDEZ,

DON JAVIER MUNIAIN MAZO,

DON ANGEL ROMANOS BERRONDO,

DON EDUARDO SAIZ FERNANDEZ,

DON ENRIQUE SAIZ FERNANDEZ,

DON JUAN SANCHEZ NAVARRO REDO,

DON ALFREDO SIMAN RUSS,

DON OLEGARIO VAZQUEZ ALDIR,

DON PEDRO TABARES JUAREZ,

Messieurs don Alfredo Trueba Tejada, don Jorge Soto y Galvez, don Luis Miguel Canal Hernando, don Alfonso Solloa Junco, don Eduardo Facha Garcia, don Fernando Ysita del Hoyo, Examiners, Undersecretary and Secretary, respectively, were also present for the purpose of conducting the meeting of the Board of Directors of GRUPO FINANCIERO BITAL, S.A. DE C.V. to which they were previously called.

Don Luis Berrondo Avalos chaired the meeting and don Fernando Ysita del Hoyo acted as Secretary and those persons hold such positions on the Board of Directors. The chairman declared the meeting legally instituted because a required quorum was present and submitted to the consideration of the members attending, the following.



                                     AGENDA
I.     .....................

II.    .....................

III.   .....................

IV.    .....................

V.     HSBC

VI.    .....................

VII.   .....................

VIII.  .....................

                           1.     .....................

                           2.     .....................

IX.    .....................

X.     .....................

XI.    .....................

XII.   .....................

With respect to point V (QUINTO) of the agenda, don Jaime Ruiz Sacristan presented the documents entitled Transaction Agreement and Escrow Agreement as well as documents related to the same, agreements that have been prepared with HSBC in order for them to be executed by the company, some of its directors and other persons. The content of such documents was explained in sufficient detail, with the support of the attached summary.

In this respect, the proposal was formulated to authorize the company to execute with HSBC Holdings plc and/or any of its subsidiaries (together the "Offeror") the agreements named Transaction Agreement and Escrow Agreement as well as other related documents; agreements which shall also be executed individually by directors and other persons, with respect to a public offer to purchase up to 100% of the shares of Grupo Financiero Bital, S.A. de C.V. through the Mexican Stock Exchange.

The agreement shall be subject to the completion of different conditions that include approvals from Mexican and foreign authorities and the acceptance of the offer by shareholders that hold 57% of the Series "O" shares and 52% of the shares representing the capital stock of the company.

The main terms and conditions of the offer are as follows:

     o    The consideration is U.S.$1.140 million payable in cash;

     o All shareholders will receive the same consideration in the offer and such offer shall be made in accordance with the terms of applicable legal provisions and with the Reglas Generales aplicables a las adquisiciones de valores que deben ser reveladas y de ofertas publicas de compra de valores vigentes a la fecha de inicio de la Oferta;

     o Best efforts will be made in order to close the transaction at the latest on December 31, 2002, with an option for such term to be extended until March 31, 2003;

     o Shareholders will have the ability to withdraw their shares once they have accepted the offer, within the period of time of the same and until the date indicated above, if a more competitive offer occurs;

     o In case that: (i) the Transaction Agreement has been terminated by a reason other than a mutual agreement of the parties or the impossibility of closing before the referred date, (ii) a more competitive offer has been received, and (iii) a third party has acquired the majority of the voting shares of Grupo Financiero Bital, S.A. de C.V., by means of any transaction within a period of 12 months starting from such termination, then Banco Internacional, S.A., shall pay the Offeror an amount equal to U.S.$100 million; and

     o With respect to the agreement, Grupo Financiero Bital, S.A. de C.V. and Banco Internacional, S.A. shall assume obligations, as customary in agreements of this nature, which include among others, affirmative covenants, such as requirements to conduct business in a consistent manner and negative covenants, such as a promise of not engaging in extraordinary operations out of the ordinary course of business.

The Chairman informed the attendees that the company's audit committee has reviewed the transaction and in the terms of clause V of Article 14 Bis-3 of the Ley del Mercado de Valores has issued a favorable opinion for the transaction in order for it to be approved by the Board.

Likewise, Credit Suisse First Boston, acting as an independent specialist has reviewed the transaction and has concluded that it is fair and equitable to the company and its shareholders.

Don Luis Berrondo Avalos informed the Board that the Directors appearing in Annex B to the Transaction Agreement are also shareholders of the company and have decided to engage in the Offer in accordance to the terms proposed in such agreement, including their assumption of certain personal obligations, notwithstanding the fact that the price to be received by the transfer of the shares will be the same for all the existing shareholders.

After an ample deliberation of all the facts, the directors agreed to adopt the following:

AGREEMENT. Based on the recommendation of the Audit Committee and taking into consideration the impartial opinion of Credit Suisse First Boston mentioned previously, this Board of Directors agrees as follows:

First: To recommend shareholders of Grupo Financiero Bital, S.A. de C.V. accept the Offer made by the Offeror (subject to the right of such Directors to withdraw their recommendation if required and in accordance with applicable legal provisions), because it considers it to be fair and in their best interests;

Second: To approve the execution by Grupo Financiero Bital, S.A. de C.V. and Banco Internacional, S.A. of the Transaction Agreement and Escrow Agreement as well as any other documents required to close the referenced transaction as well as to allow them to undertake all acts required for its execution and compliance;

Third: To ratify and approve in the terms of Article Seventh of the bylaws of the company the acquisition by the Offeror of more than 5% of the capital of Grupo Financiero Bital, S.A. de C.V.;

Fourth: To grant authority in favor of any two of messieurs Don Luis Berrondo Avalos, Don Eduardo Berrondo Avalos, Don Jaime Ruiz Sacristan, Don Francisco Berrondo Lagos, Don Rafael Arana de la Garza and Don Fernando Carlos Diez Cano, in order to undertake the acts and execute the documents referred to in the previous resolutions as well as any other document required to continue with the transaction, including any filing of petitions with authorities, having also further authority to approve any modification to the final documents to be executed in the transaction. Also, if at least two of such persons deem it convenient, they can call one or more ordinary or extraordinary shareholders meetings that are necessary in order to review matters related to the proposed transaction; and

Fifth: To empower any of the above-mentioned persons to appear together with HSBC before any competent authority in order to petition and obtain any addition or amendment to the capitalization program, in order for HSBC to take necessary action thereunder with the knowledge and approval of any competent authorities, in accordance with the duties derived from the successful undertaking of the offer to purchase the shares of the company pursuant to the agreed terms.


                  Mexico, Distrito Federal, on August 20, 2002

                     /s/ FERNANDO YSITA DEL HOYO
                     --------------------------------------
                      LIC. FERNANDO YSITA DEL HOYO
                      Secretary to the Board of Directors

                                                                         Annex B

                                  CREDIT SUISSE FIRST BOSTON CORPORATION
CREDIT | FIRST                    Eleven Madison Avenue Telephone   212 325 2000
SUISSE | BOSTON                   New York, NY 10010-3629
                                  PRIVILEGED AND CONFIDENTIAL


August 20, 2002


Board of Directors
Grupo Financiero Bital
Reforma 156
Mexico, D.F.  06600

Members of the Board:

You have asked us to advise you with respect to the fairness to the holders of the Series "O" shares, par value Ps$2.00 per share (the "O Shares"), and the Series "L" shares, par value Ps$2.00 per share (the "L Shares" and together with the O Shares, the "Company Shares"), of Grupo Financiero Bital, S.A. de C.V. (the "Company"), from a financial point of view, of the Per Share Consideration (as defined below) to be received by such holders pursuant to the terms of the Transaction Agreement, dated as of August 20, 2002 (the "Agreement") by and among the Company, Banco Internacional, S.A. ("Bital"), Bital, in its capacity as trustee of the Trust created pursuant to that certain Irrevocable Trust Agreement (Contrato de Fideicomiso Irrevocable) No. 166227, dated as of April 8, 2002, by and among certain shareholders of the Company, as settlers and beneficiaries, and Bital, as Trustee, certain beneficiaries of the Trust and HSBC Holdings plc (the "Parent"). Pursuant to the Agreement, Parent will cause a wholly owned subsidiary of Parent to commence an offer (the "Offer") to purchase all outstanding Company Shares at a price per Company Share (the "Per Share Consideration") of US$1,140,000,000 divided by the total number of Company Shares on a fully diluted basis as of the date on which the Offer is first published, sent or given to stockholders of the Company.

In arriving at our opinion, we have reviewed certain business and financial information relating to the Company, as well as the Agreement and certain related documents. We have also reviewed certain other information, including financial forecasts, provided to or discussed with us by the Company and have met with the Company's management to discuss the business and prospects of the Company. We have also considered certain financial data of the Company, and we have compared those data with similar data for publicly held companies in businesses similar to the Company and we have considered the financial terms of certain other acquisitions, divestitures and other transactions which have recently been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. We also have assumed, with your consent, that the Offer will be commenced, conducted and consummated in accordance with the terms of the Agreement without amendment, modification or waiver of any material terms thereof. We are not actuaries or experts in the evaluation of loan portfolios for purposes of assessing the appropriateness or adequacy of the Company's loss and loss adjustment expense reserves or loss allowances and have assumed, with your consent, that such reserves and allowances represent the best estimates and judgments of the Company's management with respect thereto and are reasonable and adequate. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise, including any liabilities for loss or loss adjustment expense reserves) of the Company, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon information available to us and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. Our opinion does not address the Company's underlying business decision to enter into the Agreement or the merits of the Offer as compared to other transactions or strategies that may be available to the Company. In connection with our engagement, we approached third parties to solicit indications of interest in a possible acquisition of or investment in the Company and held preliminary discussions with certain of these parties prior to the date hereof. In addition, you have advised us that under Mexican law, the Parent is required to offer the same consideration per share in respect of each of the Company Shares and, consequently, our opinion does not in any way address the allocation of the consideration being offered to holders of Company Shares, as between O Shares and L Shares.

We have acted as financial advisor to the Company in connection with the Offer and will receive a fee for our services contingent upon the consummation of the Offer. We and our affiliates have in the past provided, and may in the future provide, investment banking and financial services to the Company, Parent and certain of their respective affiliates for which we have received, and expect to receive, compensation. In the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities of the Company, Parent and certain of their respective affiliates for our own and our affiliates' own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is solely, for the information of Board of Directors of the Company in connection with its consideration of the Offer, does not constitute a recommendation to any holder of Company Shares as to whether such holder should tender their Company Shares pursuant to the Offer or how such holder should vote or act on any matter relating to the Offer or the Agreement and may not be summarized, quoted or referred to, in whole or in part, or used for any other purposes, without our prior written consent.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Per Share Consideration to be received by the holders of Company Shares in the Offer is fair to such holders from a financial point of view.

Very truly ours,

CREDIT SUISSE FIRST BOSTON CORPORATION


By:    /s/ Mark Rosen
   -------------------------
         Mark Rosen
         Managing Director